MINEFINDERS CORPORATION LTD.

ANNUAL INFORMATION FORM

Year ended December 31, 2007

March 25, 2008

TABLE OF CONTENTS

GLOSSARY AND DEFINED TERMS	i
NOTE REGARDING FORWARD-LOOKING STATEMENTS	v
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	1
INCORPORATION OF FINANCIAL STATEMENTS AND MD&A	1
REFERENCE INFORMATION	1
CORPORATE STRUCTURE	2
GENERAL DEVELOPMENT OF THE BUSINESS	3
Exploration and Development	3
Financing	4
DESCRIPTION OF THE BUSINESS	5
Overview	5
PRINCIPAL PROPERTY – THE DOLORES PROPERTY	5
Summary of Project Economics	6
Summary of Capital and Operating Costs	7
Summary of Dolores Mine Production	7
Summary of Sensitivity Analysis	8
Description and Location	11
Access and Local Conditions	12
History	13
Geology and Mineralization	13
Exploration	14
Drilling	14
Sampling and Assaying	14
Mineral Resource Estimation	14
Gustavson Associates Reserve Audit	15
Final Pit Design with haul roads	15
Dolores Mine Upside Potential	16
NORTHERN SONORA PROPERTIES	17
Description and Location	17
Climate, Accessibility, Local Resource Infrastructure and Physiography	19
Nature of Transport	21
Sampling and Integrity of Samples	21
La Bolsa Property	21
Planchas de Plata and Real Viejo Property	22
PROPERTY INTERESTS IN THE UNITED STATES	24
SPECIALIZED SKILL AND KNOWLEDGE	24
ENVIRONMENTAL PROTECTION	24
NUMBER OF EMPLOYEES	24
COMPETITION	24
RISK FACTORS	25
DIVIDEND RECORD AND POLICY	34
MANAGEMENT’S DISCUSSION AND ANALYSIS	34
CAPITAL STRUCTURE	35
MARKET FOR SECURITIES	36
DIRECTORS AND OFFICERS	37
Shareholdings of Directors and Officers	38
Conflicts of Interest	38
AUDIT COMMITTEE	38
TRANSFER AGENT AND REGISTRAR	39
MATERIAL CONTRACTS	39
INTERESTS OF MANAGEMENT AND EXPERTS	39
ADDITIONAL INFORMATION	40
CHARTER OF THE AUDIT COMMITTEE	41

GLOSSARY AND DEFINED TERMS

The following is a glossary of certain mining terms used in this Annual Information Form.

Adit	A horizontal passage from the surface into the mine, also called a tunnel.
Adularization	Potassic alteration, introduction or replacement by adularia.
Anomaly	A geological feature distinguished by geophysical or geochemical means, which is different from the general surroundings and is often of potential economic value.
Breccia	A coarse–grained clastic rock composed of angular broken fragments.
Cretaceous	The final period of the Mesozoic era (after the Jurassic and before the Tertiary period), that covered the span of time between 65 and 144 million years ago.
CIM	The Canadian Institute of Mining, Metallurgy and Petroleum.
CIM Standards	The CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council from time to time.
Dome	A circular or elliptical uplift, typically volcanic in origin.
Epithermal	Hydrothermal mineral deposit formed within one kilometre of the earth’s surface, in the temperature range of 50–200°C.
Gram	0.0321507 troy ounces.
gpt	Grams per tonne.
Graben	An elongate downfaulted basin.
Horst	An elongate block of upfaulted rock.
Hydrothermal	Processes associated with heated or superheated water, especially mineralization or alteration.
Igneous Rock	Rock which formed directly by crystallization from magma.
Interbedded	Beds laid between or alternating with others of different character.
Intrusive	The process of, and rock formed by, intrusion.
Jurassic	The middle period of the Mesozoic era, above the Triassic and below the Cretaceous, that covered the span of time between 200 and 145 million years ago.
Lithology	The description of rocks in hand specimen and in outcrop, relative to such characteristics as color, mineralogic composition, and grain size.
Mesozoic	The era of geologic time above the Paleozoic and below the Cenozoic, approximately from 245 to 65 million years ago.
Metamorphic	Affected by physical, chemical, and structural processes imposed by depth in the earth’s crust.
Metasediment	Metamorphic rock of sedimentary origin.
Mineral Reserve Probable Mineral Reserve Proven Mineral Reserve

THE TERMS "MINERAL RESERVE", "PROVEN MINERAL RESERVE", AND "PROBABLE MINERAL RESERVE" USED IN THIS ANNUAL INFORMATION FORM ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NATIONAL INSTRUMENT 43-101 - STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS (“NI 43-101”). NI 43-101 ADOPTS THE MEANINGS ASCRIBED TO THESE TERMS IN THE CIM STANDARDS.

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MINERAL RESERVES ARE SUB-DIVIDED IN ORDER OF INCREASING CONFIDENCE INTO PROBABLE MINERAL RESERVES AND PROVEN MINERAL RESERVES.

Under the CIM Standards, a “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

IN THE UNITED STATES, A MINERAL RESERVE IS DEFINED AS A PART OF A MINERAL DEPOSIT WHICH COULD BE ECONOMICALLY AND LEGALLY EXTRACTED OR PRODUCED AT THE TIME OF THE RESERVE DETERMINATION.

Probable Mineral Reserve: Under the CIM Standards, a “Probable Mineral Reserve” is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

THE DEFINITION FOR "PROBABLE MINERAL RESERVES" UNDER THE CIM STANDARDS DIFFERS FROM THE STANDARDS IN THE UNITED STATES, WHERE PROBABLE RESERVES ARE DEFINED AS RESERVES FOR WHICH QUANTITY AND GRADE AND/OR QUALITY ARE COMPUTED FROM INFORMATION SIMILAR TO THAT USED FOR PROVEN RESERVES (UNDER UNITED STATES STANDARDS), BUT THE SITES FOR INSPECTION, SAMPLING AND MEASUREMENT ARE FURTHER APART OR ARE OTHERWISE LESS ADEQUATELY SPACED, AND THE DEGREE OF ASSURANCE, ALTHOUGH LOWER THAN THAT FOR PROVEN RESERVES, IS HIGH ENOUGH TO ASSUME CONTINUITY BETWEEN POINTS OF OBSERVATION.

Proven Mineral Reserve: Under the CIM Standards, a “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

THE DEFINITION FOR "PROVEN MINERAL RESERVES" UNDER THE CIM STANDARDS DIFFERS FROM THE STANDARDS IN THE UNITED STATES, WHERE PROVEN OR MEASURED RESERVES ARE DEFINED AS RESERVES FOR WHICH (A) QUANTITY IS COMPUTED FROM DIMENSIONS REVEALED IN OUTCROPS, TRENCHES, WORKINGS OR DRILL HOLES; GRADE AND/OR QUALITY ARE COMPUTED FROM THE RESULTS OF DETAILED SAMPLING AND (B) THE SITES FOR INSPECTION, SAMPLING AND MEASUREMENT ARE SPACED SO CLOSELY AND THE GEOLOGIC CHARACTER IS SO WELL DEFINED THAT SIZE, SHAPE, DEPTH AND MINERAL CONTENT OF RESERVES ARE WELL ESTABLISHED.

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Mineral Resource, Inferred Mineral Resource Indicated Mineral Resource Measured Mineral Resource

THE TERMS “MINERAL RESOURCE”, “INFERRED MINERAL RESOURCE”, “INDICATED MINERAL RESOURCE”, AND “MEASURED MINERAL RESOURCE” USED IN THIS ANNUAL INFORMATION FORM ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NI 43-101 WHICH ADOPTS THE MEANINGS ASCRIBED TO THESE TERMS BY THE CIM STANDARDS. THEY ARE NOT DEFINED TERMS UNDER UNITED STATES STANDARDS AND MAY NOT GENERALLY BE USED IN DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BY US COMPANIES. AS SUCH, INFORMATION CONTAINED IN THIS ANNUAL INFORMATION FORM CONCERNING DESCRIPTIONS OF MINERALIZATION AND RESOURCES MAY NOT BE COMPARABLE TO INFORMATION MADE PUBLIC BY US COMPANIES SUBJECT TO THE REPORTING AND DISCLOSURE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

Under the CIM Standards, a “Mineral Resource” is a concentration or occurrence of diamonds, natural, solid, inorganic material, or natural solid or fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

Inferred Mineral Resource: Under CIM Standards, an “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource: Under CIM Standards, an “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource: Under CIM Standards, a “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

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Mineralization

A mineralized body which has been intersected by sufficient closely spaced drill holes and/or sampling to support sufficient tonnage and average grade of metal(s) to warrant further exploration-development work. This mineralized body does not qualify as a commercially mineable ore body, as prescribed under the US Securities and Exchange Commission (“SEC”) standards, until a final and comprehensive economic, technical and legal feasibility study based upon the test results is concluded and supports Proven/Probable Reserves.

Mineralized Deposit

A mineralized body which has been delineated by drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Under SEC standards, such a deposit does not qualify as a reserve until comprehensive evaluation, based on unit cost, grade, recoveries and other factors, concludes economic feasibility.

NI 43-101	National Instrument 43-101 Standards of Disclosure for Mineral Projects.
Opt	Troy ounces per ton.
Ore	Naturally occurring material from which minerals of economic value can be extracted at a profit.
Ounce or oz.	One ounce troy measure ( 31.10348 grams).
Paleozoic	The era of geologic time from 570 to 245 million years ago, from the end of the Precambrian to the beginning of the Mesozoic.
Placer	A surficial mineral deposit formed by mechanical concentration of mineral particles from weathered debris.
Porphyry	An igneous rock characterized by visible crystals in a fine–grained matrix.
Resistivity	A geophysical technique which measures the electrical resistivity between a set of spaced electrodes to generate a profile of subsurface geology.
Sedimentary Rock	Rock formed by the process of erosion and deposition.
Sericitization	A hydrothermal or metamorphic alteration process involving the introduction of, or replacement by, sericite muscovite.
Silicification

Alteration process involving the introduction of, or replacement by, silica, generally resulting in the formation of fine–grained quartz, chalcedony or opal, which may fill pores and replace existing minerals.

Stockwork	A three–dimensional network of closely spaced planar to irregular veinlets.
Tertiary	The first period of the Cenozoic, after the Cretaceous and before the Quatenary, beginning about 65 million years ago.
Tonne	1,000 kilograms or 1.1023 short tons.
tpd	Tonnes per day.
Tuff	Consolidated or cemented volcanic ash. Sometimes used as a general term for all consolidated pyroclastic rocks.
Volcaniclastic	Refers to fragments derived from volcanic sources (which may be transported some distance from their place of origin.)

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NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form (“AIF”) and the documents incorporated by reference into this AIF contain forward-looking statements, within the meaning of securities legislation and the United States Private Securities Litigation Reform Act of 1995, about the Company’s plans to develop and construct the Dolores project and complete exploration programs on its other projects and its estimated reserves, resources, production, capital costs and operating and cash flow estimates and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral reserves and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if a property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as ‘‘expects,’’ ‘‘anticipates,’’ ‘‘plans,’’ ‘‘projects,’’ ‘‘estimates,’’ ‘‘assumes,’’ ‘‘intends,’’ ‘‘strategy,’’ ‘‘goals,’’ ‘‘objectives,’’ ‘‘potential’’ or variations thereof or stating that certain actions, events or results ‘‘may,’’ ‘‘could,’’ ‘‘would,’’ ‘‘might’’ or ‘‘will’’ be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be ‘‘forward-looking statements.’’ Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to the Company’s lack of revenues from operations and its lack of ongoing mining operations;

•

risks related to lack of history in producing metals from the Company’s mineral exploration properties and risks relating to the Company’s ability to successfully establish mining operations or profitably produce precious metals;

•	the Company’s ability to successfully negotiate agreements with Ejido Huizopa or its members;

•	uncertainty in the Company’s ability to fund the development of its mineral properties or the completion of further exploration programs;

•	risks related to differences between US and Canadian practices for reporting resources and reserves;

•	uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that the Company’s development activities will result in profitable mining operations;

•	risks related to future drilling results which may not produce reserves and resources that can be mined or processed profitably;

•

risks related to the Company’s reserves and resources figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated;

•	changes in the market prices of gold, silver and other minerals which in the past have fluctuated widely and which could affect the profitability of the Company’s operations and financial condition;

•	risks related to currency fluctuations;

•	risks related to the inherently dangerous activity of mining, including conditions or events beyond the Company’s control;

•	risks related to governmental regulations;

•	risks related to the Company’s primary properties being located in Mexico, including political, economic and regulatory instability;

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•	uncertainty in the Company’s ability to obtain and maintain certain permits necessary to its current and anticipated operations;

•	risks related to the Company’s business being subject to environmental laws and regulations which may increase its costs of doing business and restrict its operations;

•	risks related to the Company’s land reclamation requirements which may be burdensome;

•	uncertainty regarding future requirements to fund additional reclamation work during the course of the Company’s mining activities at the Dolores project;

•	uncertainty relating to the Company’s ability to attract and maintain qualified management to meet the needs of its anticipated growth, and risks relating to its ability to manage growth effectively;

•	risks related to the Company’s mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;

•	risks related to the Company’s history of losses, which may continue in the future;

•

risks related to increased competition that could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future; and

•	risks related to the Company’s officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. A discussion of these and other factors that may affect the Company’s actual results, performance, achievements or financial position is contained in “Risk Factors” and elsewhere in this AIF and in the documents incorporated and deemed to be incorporated herein.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as may be required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The Company uses the US dollar as its reporting currency. This AIF contains references to both US dollars and Canadian dollars. All dollar amounts, unless otherwise indicated, are expressed in US dollars and Canadian dollars are referred to as “CDN$”.

The annual high, low, average and end of period exchange rates for the US dollar in terms of Canadian dollars for each of the periods indicated, being the rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, were as follows:

Corporation’s Fiscal Year Ended December 31,
	2007	2006	2005	2004	2003
High	$1.1852	$1.1726	$1.2703	$1.3970	$1.5750
Low	$0.9168	$1.0989	$1.1507	$1.1775	$1.2923
Average	$1.0742	$1.1340	$1.2115	$1.3017	$1.3916
Period End	$0.9881	$1.1652	$1.1656	$1.2034	$1.2923

On March 25, 2008, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was US $1.00 equals CDN$1.0176.

INCORPORATION OF FINANCIAL STATEMENTS AND MD&A

The 2007 audited consolidated financial statements of the Company (the “Financial Statements”) include its consolidated balance sheets as at December 31, 2007 and 2006 and the consolidated statements of operations, of cash flows, of changes in shareholders’ equity, and consolidated schedules of exploration costs of the Company for the years ended December 31, 2007, 2006 and 2005, together with the notes thereon. They have been filed with Canadian securities regulatory authorities on SEDAR (available at www.sedar.com), and are incorporated by this reference into the AIF. Also incorporated by reference into this AIF is Management’s Discussion and Analysis (“MD&A”) dated March 5, 2008, which has also been filed with Canadian securities regulatory authorities on SEDAR (available at www.sedar.com). All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Differences between Canadian and US GAAP pertaining to the Company are described in Note 14 to the Financial Statements.

REFERENCE INFORMATION

Unless otherwise noted or the context otherwise indicates, “Corporation” refers to Minefinders Corporation Ltd. alone, and “ Company”, “it” and “its” refers to Minefinders Corporation Ltd. and its subsidiaries.

Unless otherwise noted, the information contained in this AIF is given as of December 31, 2007.

All documents referred to in this document as having been filed on SEDAR are available at www.sedar.com.

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CORPORATE STRUCTURE

The Corporation was incorporated by articles of incorporation under the Business Corporations Act (Ontario) on February 4, 1975, under the name “Twentieth Century Explorations Inc”.

Its articles were amended on May 10, 1979 to change its name from “Twentieth Century Explorations Inc.” to “Minefinders Corporation Ltd.”; to consolidate 3,075,445 issued shares without par value into 615,089 issued shares; and to increase the authorized capital of the Corporation to 3,000,000 shares without par value. The articles were further amended on August 25, 1989 to change the authorized capital to an unlimited number of shares; on September 21, 1995 to change the number of directors from a fixed Board consisting of five directors to a minimum number of three and a maximum number of nine directors; and on July 3, 1997 to remove the restrictions on business that the Corporation may carry on or the powers that it may exercise.

On June 16, 2005 the Corporation adopted a new By-law No. 7 under the Business Corporations Act (Ontario), which is more in keeping with current corporate laws, securities regulation and business practices. All prior by-laws were repealed.

By-law No. 7 is in most material respects the same as the previous By-law. The most significant change is an increase in the quorum requirement at a meeting of shareholders, from two persons present in person (each being a shareholder entitled to vote at such a meeting or a duly appointed proxy holder for an absent shareholder so entitled), to two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

By-law No. 7 is attached to the Management Information Circular dated April 18, 2005 as Schedule “B”, and may be found on SEDAR at www.sedar.com or obtained from the Secretary at the address given in the following paragraph.

The Corporation’s head and principal office is located at 2288 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 2K3. The Company maintains an exploration office in Reno, Nevada, United States of America, an operations office in Chihuahua, Mexico, and construction of an 18,000 tonnes per day open pit heap-leach mine and processing plant in the State of Chihuahua, Mexico (the “Dolores Mine”), is nearing completion.

The following table names each subsidiary of the Corporation, the jurisdiction of its incorporation and the Corporation’s direct or indirect percentage ownership.

Name	Place of Incorporation	Percentage Ownership
Compañía Minera Dolores, S.A. de C.V.	Mexico	100%
Minera Minefinders, S.A. de C.V.	Mexico	100%
Servicios Mineros Sierra, S.A. de C.V.	Mexico	100%
Servicios Operativos Sierra, S.A. de C.V.	Mexico	100%
Minefinders (USA.) Inc.	Nevada	100%

The Company’s operations in Mexico and the USA are conducted through these subsidiaries.

The Corporation is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Newfoundland and Labrador, Nova Scotia and Prince Edward Island. The Corporation’s common shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “MFL” and on the American Stock Exchange (“AMEX”) under the symbol “MFN”.

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GENERAL DEVELOPMENT OF THE BUSINESS

The Company is in the business of mining, development and exploration of precious and base metal properties. Interests in these properties are held directly and indirectly through exploitation and exploration concessions, leases, options and working interests. The Company’s properties are located in Mexico and the USA. The Company’s principal and only material mineral property interest is the Dolores property located in Chihuahua, Mexico on which a feasibility study has been concluded and construction of a mine is nearing completion. The Company also has property interests in Sonora, Mexico (the “Northern Sonora Properties”). The Northern Sonora Properties include the La Bolsa gold deposit, Real Viejo silver prospect and the Planchas de Plata silver prospect, each at various stages of exploration. The Company’s other mineral property interests are in the USA.

Exploration and Development

In June 2002, the Company initiated a drilling program designed to bring the Dolores property to final feasibility and lead to a production decision. This drilling program was expanded in 2003 through 2007 to include condemnation and geotechnical drilling. Other activities on the Dolores property included additional geological mapping and sampling, road construction, initiating the community relocation program and, since April 2006, construction of an 18,000 tonnes per day, heap-leach, gold and silver mine.

The initial economics for the Dolores Mine were established in an independent feasibility study prepared by Kappes, Cassiday & Associates of Reno, Nevada (the “KCA report”). The report is entitled “Technical Report For the Dolores Heap Leach Project In Mexico”, is dated April 11, 2006, and is available on SEDAR at www.sedar.com. Based on interim conclusions made available to the Company, on February 23, 2006 the Board of Directors of Minefinders Corporation Ltd. approved the construction, by its wholly-owned subsidiary Compañía Minera Dolores S.A. de C.V. (“CMD”), of a conventional open pit heap leach mine and processing plant, subject to obtaining all necessary permits and the required funding. During 2006, the Company completed two financings including issuing 11,000,000 common shares at CDN$8.50 per share for net proceeds of US$78.7 million and issuing $85,000,000 of 4.5% unsecured convertible senior notes for net proceeds of $81.55 million. The bank project financing that had been proposed in late 2005 was not required, and those arrangements were cancelled. In 2007, the Company signed an agreement for a $50 million revolving three year term credit facility with Scotia Capital and is fully funded to complete construction and commissioning of the Dolores Mine.

Development and construction at Dolores began in the second quarter of 2006 with first shipping of gold and silver doré expected in the second quarter of 2008.

In April 2006, the Company completed an internal update of the resource model (see news release dated April 25, 2006 and the SEDAR filing of the NI 43-101 technical report) that incorporated all drilling results completed through 2005. In July 2006, the Company updated its estimated reserve base (reported in a news release dated July 25, 2006). An internal technical report on the internal mineral reserve update was filed on September 7, 2006 and is available on SEDAR.

An updated resource model (“updated resource”), incorporating all drill results through December 2006, was reviewed and audited during the second quarter of 2007 by the independent engineering firm of Chlumsky, Armbrust and Meyer (“CAM”) of Denver, Colorado and was reported by news release on June 12, 2007. An NI 43-101-compliant technical report in support of this updated resource audit dated July 26, 2007 was filed and is available for viewing on SEDAR. At a 0.4 gpt cutoff grade, the updated resource model estimated 106.3 million tonnes grading 0.918 gpt gold and 43.5 gpt silver in the measured and indicated categories. The measured and indicated resource using a 0.4 gpt AuEq cutoff represents an increase of 23.1% in contained gold and 21.3% in contained silver when compared to the previously audited resources reported in December, 2004.

On February 14, 2008, the Company reported updated reserves and economics for the Dolores Mine taking into account the increase in operating and capital cost estimates, higher gold and silver prices and an increase in proven and probable reserves from those incorporated in the KCA report. A National Instrument 43-101 (“NI 43-101”) technical report dated March 25, 2008 (the “Gustavson report”) supporting the updated economics and reserves was prepared by Gustavson and Associates of Denver, Colorado (“Gustavson”) and filed on SEDAR.

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The updated in-pit reserve estimation was prepared and audited by Gustavson and is based on the updated resource. It is the first independent estimation of reserves at Dolores since the KCA report. Assuming a base case gold price of US$600/oz and silver price of US$10/oz, when adjusted for stockpiled material, the open-pit reserve base at the Dolores Mine has increased to 2.44 million ounces of gold and 126.64 million ounces of silver (or 4.55 million gold equivalent ounces using a silver to gold ratio of 60:1). This is an increase of 24.8% in contained gold reserve and an increase of 22.1% in contained silver reserve from the KCA report. The new reserves are contained in 99.3 million tonnes of proven and probable ore having an average grade of 0.77 gpt gold and 39.67 gpt silver and using economic gold equivalent cut-off grades ranging from 0.26 gpt to 0.37 gpt for the various ore types.

Initial capital and pre-commercial production operating costs estimated in the updated economics total $192 million, of which $141 million has been spent to December 31, 2007. The remaining estimated capital expenditures of $51 million, which includes a $10 million dollar contingency, consist primarily of pre-commercial production mining and processing expenses, commissioning of the crushing and conveying circuit, construction activities related to site drainage and water management, and completion of certain mine facilities including the truck shop, offices and warehouse. These capital expenses are expected to be incurred through fiscal 2008 and are expected to be funded from existing working capital, the $50 million revolving credit facility and cash flow from operations.

Total average cash operating costs per ounce of gold and ounce of gold-equivalent silver, based on a ratio of silver to gold of 52:1, are estimated in the updated economics at $297 for the life of the mine. The updated economics indicate a pre-tax undiscounted net present value of $831 million and a pre-tax internal rate of return of 26% using $675 per ounce as the price of gold and $13.00 per ounce as the price of silver. Sustaining capital costs over the life of mine are estimated in the updated economics at $50 million.

Exploration and development drilling activities continued on the Dolores property throughout 2007. The property is open in all directions, and there is significant potential for underground resources to be identified. Additional funds have been allocated to allow further exploration drilling to take place in 2008.

Drilling and other exploration work has continued in 2007 on the Northern Sonora properties, Planchas de Plata and Real Viejo. Results have been encouraging and further drilling programs will be carried out in 2008. Within the United States, drilling at the Gutsy Project in Nevada did not indicate sufficient potential to warrant further work. The Company still maintains active claims at the Dottie Project in Nevada, the Wickes Project in Montana, and the Oro Blanco Project in Arizona.

Financing

In the last three years, the Corporation has completed two financings to fund the development and construction of the mine at Dolores.

On April 21, 2006, the Corporation completed an equity financing by issuing 11,000,000 common shares at CDN$8.50 per share for net proceeds of US$78.7 million. The shares issued under this financing were qualified by short form prospectus.

On October 24, 2006, the Corporation completed the issue of $85,000,000 of 4.5% unsecured convertible senior notes due December 15, 2011, which are convertible into common shares at 91.9118 common shares for each $1,000 principal amount of notes. A total of 7,812,500 common shares are issuable upon conversion, and additional shares may become issuable following the occurrence of certain corporate acts or events. The shares potentially issuable under this financing were qualified by short form prospectus in Canada and the filing of a registration statement in the USA. The net amount realized was $81.55 million.

In December 2007, the Company also signed an agreement for a $50 million revolving three year term credit facility with Scotia Capital, a subsidiary of the Bank of Nova Scotia. The facility is available for drawdown in US or Canadian dollars with repayment at any time at a bank base rate or a LIBOR-based rate (plus 25 to 200 basis points depending on type of loan and financial and operating measures), payable according to the quoted rate term. The facility is secured by a pledge of the Company’s shares in its US and Mexican subsidiaries and by physical assets at the Dolores Mine. Under the terms of the facility, $17.5 million was immediately available at closing with an increase to $35 million on registration of certain security documents in Mexico. The available credit further increases

4

from $35 million to $50 million subject to completion of an updated reserve statement, mine plan and environmental management plan for the Dolores Mine. Subsequent to December 31, 2007, the Company satisfied these conditions and the amount available under the facility was increased to the full $50 million as of March 5, 2008.

In addition to interest earned on bank deposits, the Corporation received net proceeds on exercise of stock options of $146,000 in 2005; $1,160,000 in 2006: and $6,782,000 in 2007.

DESCRIPTION OF THE BUSINESS

Overview

The information provided under this caption and under “Principal Property - The Dolores Property”; “Northern Sonora Properties”; and “Property Interests in the United States” has been prepared by Mark H. Bailey, M.Sc., P.Geo., President & CEO of the Corporation, who is a “qualified person” as defined in NI 43-101. The information under “Principal Property – The Dolores Property” has been derived from reports prepared by other “qualified persons” who are named in that section of this AIF.

The Company is a mining, development and exploration company. The Company’s principal and only material property is the Dolores property. The Dolores property contains an economically viable ore body on which construction of a gold and silver mine is nearing completion.

The Company also has property interests in Northern Sonora (which include the La Bolsa deposit, the Real Viejo silver prospect and the Planchas de Plata prospect). The Northern Sonora Properties are without a known body of commercial ore. There is no surface plant or equipment on any of these properties.

Since November 1995, the Company has been actively working on the Dolores property. Property work included use of aerial photographs and topography, satellite imagery, road construction and infrastructure development, surface mapping, surface sampling, underground sampling, geophysics, diamond core and reverse circulation drilling, metallurgical studies, environmental base line studies, initial resource modelling and mine engineering, an environmental impact study and feasibility studies. These efforts have led to the discovery of a major epithermal gold and silver deposit on which construction of an 18,000 tpd heap leach gold and silver mine is nearing completion. First production of gold and silver doré is expected in the second quarter of 2008.

Drilling is ongoing at Dolores to convert resources that are outside the current mine plan into additional surface and/or underground mineable reserves.

The Northern Sonora Properties continue to be of interest and further exploration programs are planned for 2008.

In the USA, the Company has maintained its interests in the Gutsy/Buckskin Mountain properties and the Dottie property, in Nevada; in the Oro Blanco property in Arizona; and has acquired the Wickes lode claims in Montana. Drilling at the Gutsy Project in Nevada during 2007 did not indicate sufficient potential to warrant further work going forward.

In the following discussions on the Company’s several properties and projects, the reader is cautioned that any statements pertaining to the results of an economic analysis of mineral resources that are not mineral reserves do not demonstrate their economic viability.

PRINCIPAL PROPERTY - THE DOLORES PROPERTY

In 2006, Minefinders Corporation Ltd. received a bankable-level feasibility study from KCA on its 100% owned Dolores gold and silver deposit in Chihuahua, Mexico. On the basis of that study, in February 2006, the Corporation’s Board of Directors directed management to proceed with the development and construction of an 18,000 tonnes per day open-pit, heap leach mine at Dolores, subject to permits and financing, both of which were obtained. On February 14, 2008, the Company reported updated reserves and economics for the Dolores Mine taking into account the increase in operating and capital cost estimates, higher gold and silver prices and an increase in proven and probable reserves from those incorporated in the KCA report. Details of the updated reserves and

5

economics for the Dolores Mine are detailed in the Gustavson report. Construction of the Dolores Mine is substantially complete. Remaining construction activities are focused on completion of the conveying system, truck shop, warehouse and offices. In addition, construction activities related to site drainage and water management will progress concurrent with operations through 2008.

The planned operations are entirely conventional. Ore mined in the open pit will be trucked to a three-stage crushing system, and then conveyed to and stacked on permanent pads where it will be leached using a sodium cyanide solution. The resulting solution containing gold and silver will be processed in a standard Merrill-Crowe recovery plant to recover the precious metals for smelting, and transportation to a refinery. The metals will be sold to a refinery or to other participants in the world-wide commodity markets that exist to trade in these metals. No refining or sale contracts have been entered into.

Production and economic forecasts, based on results expected after a normal start-up period, are discussed in detail in the Gustavson report and in summary later in this section of the AIF.

Environmental requirements and a summary of applicable Mexican taxes are also discussed in the Gustavson report.

Most of the information given in this section is derived from the Gustavson report dated March 25, 2008 entitled “Technical Report on the Mineable Reserve for the Dolores Gold-Silver Project, Chihuahua State, Mexico”, which has been filed on SEDAR, is available at www.sedar.com, and which is incorporated in this AIF by reference. The principal author of the Gustavson report was William Crowl, who is an independent “qualified person” as defined in NI 43-101. Information given in this section is also derived from the updated resource model reviewed and audited during the second quarter of 2007 by CAM for which an NI 43-101-compliant technical report dated July 26, 2007 was filed on SEDAR and is incorporated in this AIF by reference.

Gustavson Report

All the information under this caption “Gustavson Report”, unless otherwise identified, is drawn or summarized entirely from the NI 43-101 compliant technical report by Gustavson dated March 25, 2008 and available on SEDAR at www.sedar.com.

Summary of Project Economics

The estimated economics of the 18,000 tonnes per day mine plan are summarized as follows:

o	Initial capital costs, including a $10 million contingency and pre-commercial production operating costs, of $192 million, of which $141 million has been spent as at December 31, 2007;
o	Sustaining capital costs over the life of mine of $50 million;
o

Estimated life of mine average cash operating costs of $297 per ounce of gold and gold-equivalent silver (AuEq - based upon a 1:52, gold:silver ratio), or $32 per ounce gold, net of silver credits (using $13 per ounce silver), excluding royalties;

o	pre-tax cash flow having an estimated undiscounted net present value of $831 million and an internal rate of return of 26%; and
o	payback of capital costs in 2 years.

The open-pit mine plan and updated Dolores Mine economics do not take into account significant high-grade gold and silver mineralization that lies below and up to one kilometer peripheral to the proposed pit or increased gold and silver production that would result from processing high grade open pit ore through a mill.  The completion of the mill feasibility study and evaluation of underground development are examples of the optimization efforts that will continue beyond the start of production from the Dolores open pit mine.

6

Summary of Capital and Operating Costs

Capital and operating costs use pricing current at December 31, 2007 for all costs and components.

Table 1 - Direct and Indirect Capital Costs

Category	Spent at Dec 31, 2007	Forecast to complete	Forecast at Complete
Mining Equipment	$34,396,653	$0	$34,396,653
Processing, Plant and Facilities	$77,183,970	$5,500,000	$82,683,970
Water management installations	$30,496	$11,000,000	$11,030,496
Camp and townsite	$10,945,647	$0	$10,945,647
Spare parts and initial fills	$773,496	$2,500,000	$3,273,496
Indirect and pre-production owner's costs	$8,896,072	$19,136,020	$28,032,092
EPCM	$8,873,784	$3,000,000	$11,873,784
Contingencies	$0	$10,000,000	$10,000,000
	$141,100,118	$51,136,020	$192,236,138

The anticipated $50 million of sustaining capital is spread over the mine life.

Table 2 - Operating Cost Summary - Life of Mine

Area	Cost per Tonne
Mining	$4.73
Processing	$3.40
Support services (including laboratory)	$0.11
General and Administrative	$0.79
Total	$9.03

Reclamation and closure costs are estimated to be $9.5 million, or about $0.10 per tonne of crushed ore. These costs are not included in the operating cost estimation, but are included in the life of mine cash flows.

Summary of Dolores Mine Production

The 18,000 tpd mine plan estimates production of 99.3 million tonnes of proven and probable ore reserves at an average grade of 0.77 gpt gold and 39.67 gpt silver, with a strip ratio of 3.7:1, and using economic gold-equivalent cut-off grades ranging from 0.26 gpt to 0.37 gpt for the various ore types. Weighted average recovery from the leach pad is estimated at 74% for gold and 51% for silver. The mine would place approximately 2.44 million ounces of gold and 126.6 million ounces of silver on the heap leach pad and recover 1.766 million ounces of gold and 64.4 million ounces of silver (3.0 million ounces of gold equivalent (“AuEq”)) over a 16 year mine life.

7

Table 3 - Proven and Probable Reserves

NI 43-101 technical report dated March 25, 2008 is available on SEDAR

Reserves(1)(2)	Tonnes	Gold (gpt)	Gold (Oz)	Silver (gpt)	Silver (Oz)	AuEq (gpt)(3)	AuEq (Oz)(3)
Proven	56,629,000	0.80	1,453,946	40.32	73,415,147	1.47	2,677,532
Probable	42,675,000	0.72	989,713	38.80	53,229,746	1.37	1,876,875
Proven & Probable	99,305,000	0.77	2,443,659	39.67	126,644,893	1.43	4,554,407
(1)

Proven and probable reserves have been estimated as of December 31, 2007 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on November 14, 2004. Gustavson has prepared and audited these estimates. William J. Crowl of Gustavson is the “Qualified Person” as defined in NI 43-101 for this mineral reserve statement. Some numbers may not sum due to rounding.

(2)	Using $600 per ounce gold; $10.00 per ounce silver.
(3)	Gold equivalent ounces (“AuEq”) are based on a 60:1 silver to gold ratio, without regard to metallurgical recoveries.

The total audited measured and indicated resources at Dolores (which include the mineral reserves), are 3.1 million ounces of gold and 148.7 million ounces of silver, contained in 106.3 million tonnes grading 0.918 gpt gold and 43.5 gpt silver, at a cutoff grade of 0.4 gpt AuEq (see Table 4, below). An additional 661,000 ounces of gold and 27.5 million ounces of silver, contained in 30.3 million tonnes, are classified as “inferred resources” (see news release dated June 12, 2007 and SEDAR filings, available at www.sedar.com, for NI 43-101 technical reports).

Table 4 Measured and Indicated Resources

NI 43-101 technical report dated July 26, 2007 is available on SEDAR

Resources (4)(5)	Tonnes	Gold (gpt)	Gold (Oz)	Silver (gpt)	Silver (Oz)	AuEq (gpt) (6)	AuEq (6) (Oz)
Measured	54,092,000	0.980	1,705,000	46.5	80,788,000	1.754	3,051,000
Indicated	52,200,000	0.853	1,432,000	40.5	67,954,000	1.528	2,565,000
Measured + indicated	106,292,000	0.918	3,137,000	43.5	148,743,000	1.643	5,616,000
Inferred	30,350,000	0.677	661,000	28.2	27,517,000	1.147	1,120,000
(4)

Measured and indicated resources and inferred resources estimates were prepared by employees of the Company under the supervision of Mark H. Bailey, P. Geol., President and Chief Executive Officer, and audited by CAM. Some numbers may not sum due to rounding.

(5)	0.4 gpt AuEq cutoff; cutoff based on gpt AuEq at 75:1 silver to gold ratio, having regard to metallurgical recoveries.
(6)	Based on updated 60:1 silver to gold ratio, without regard to metallurgical recoveries.

Summary of Sensitivity Analysis

Total estimated revenues from the sale of gold and silver over the life of mine is $2,023,918,000 based on $675 per troy ounce for gold and $13 per troy ounce for silver. Metal prices were calculated based on a weighted average of 60% historical data and 40% future projections.

8

The financial analysis was prepared on a pre-tax basis with sensitivities evaluated for the metal prices, capital cost, operating cost and metal production. A detailed after-tax inclusive financial analysis was outside the scope of the Gustavson report.

On a pre-tax basis, the project has an NPV (at 3% percent discount rate) of $563 million with an internal rate of return of 26% and a payback of 2 years. The project is most sensitive to changes in metal prices followed by metal production, operating costs, and initial capital costs.

Gustavson ran cash flow sensitivities at plus and minus five and ten percent to changes in operating and capital costs, metal price, and recovered metal. The Dolores Mine is most sensitive to metal price changes, followed by variations in recovered metal, and then operating cost. A large percentage of the capital cost has already been spent, so there is much less uncertainty regarding capital. The following figures have been prepared by Gustavson. Figure 1 shows the project cash cost sensitivity, Figure 2 shows the total cost sensitivity, and Figure 3 shows the NPV sensitivity.

Figure 1 - Cash Cost Sensitivity

Dolores Production Cash Cost Sensitivity
380
360
340
320
300
280
260
240
220
200
Cash Cost $/eq oz Au
10%
5%
0.00%
5%
10%
%Change from Base Case
Cap Cost
Metal Price
Metal Prod
Op Cost

9

Figure 2 - Total Cost Sensitivity

Dolores Total Cost Sensitivity
Total Cost US$/eq oz Au
500
450
400
350
300
250
-10%
-5%
0.00%
5%
10%
%Change from Base Case
Cap Cost
Metal Price
Metal Prod
Op Cost

Figure 3 - NPV Sensitivity

10

Description and Location

The Dolores project is located in the Sierra Madre Occidental Range in the State of Chihuahua, northern Mexico at Latitude 29° 00’ North, Longitude 108°32’ West. It is in the Municipality of Madera, about 94 km by road (45 km by air) southwest of the town of Madera, and 250 km west of the city of Chihuahua (Figure 4-1).

UNITED STATES OF AMERICA
Tijuana
Mexicali
El Paso
Nogales
Baja California
Sierra Madre
Occidental
Sonora
MEXICO
Hermosillo
Dolores
Chihuahua
Chihuahua
Mulatos
Moris
Ocampo
PACIFIC OCEAN
Gulf of California
Guitarra
Cieneguita
Batopilas
El Sauzal
Coahuila
Baja California Sur
Sinaloa
Durango
Culiacán
Cienega
Durango
La Paz
Tayoltita
Bacis
N
Gold Camp
Major City
0
250 km
Scale
Zacatecas
Zacatecas

Prepared By			
GUSTAVSON ASSOCIATES GEOLOGISTS - ENGINEERS - APPRAISERS	Date of Issue. 03-12-08 Project No. MCL002 Drawing File Name. location.cdr	Client Name. *Minefinders Corporation, LTD* Project Name. Dolores Project	FIGURE 4-1 Dolores Location Map

Mineral rights to the Dolores Project are controlled by three mining concessions shown in Table 5 and Figure 4-2, below. The Corporation, through its wholly owned Mexican subsidiary CMD, directly owns the Dolores, Silvia and Unificacion Real Cananea concessions. Total area of concessions under control of Minefinders remains 27,700 hectares.

As of September 2006, payment for the several smaller concessions was completed and full title transfers were duly registered and recorded by November of 2006, giving Minefinders 100 percent interest in all of the properties. A Net Smelter Return (NSR) royalty of 2 percent on silver and 3.25 percent on gold production is payable to Royal Gold, Inc. This royalty ownership only applies to the Dolores deposit contained within the confines of the Unificacion Real Cananea concession. There is no royalty on the other two concessions, which at this time do not contain reserves.

11

                Table 5

Dolores Mineral Concessions	Title No.	Area (ha)	Expiry Date
Silvia	217587	2,866	August 20, 2052
Unificacion Real Cananea	227028	1,920	December 12, 2039
Dolores	221593	22,914	March 3, 2054
Total		27,700

The three concessions shown on Figure 4-2 and listed in Table 5 are contiguous and cover the Mineral Resource defined in this study. All claims, license fees and taxes for property owned or under the control of the Company, have been fully paid and are up to date. All concessions have been converted to exploitation status and the Company has the access and the right to carry out exploration activities up to and including all mining operations.

DOLORES
EJIDO CEBADILLA DE DOLORES
SILVIA
EJIDO HUIZOPA
EJIDO HUIZOPA
LOS CERRITOS
CHARRAMUSCAS
EJIDO EL LARGO
N
EJIDO HUIZOPA
COMUNIDAD DE YEPACHI
A YEPACHI
DESCRIPTION
Roads
Rivers
Ranch and Ejido Limits
Mining Concessions
A.- UNIFICACION REAL CANANEA
1.- AMP. REAL CANANEA
2.- SAN JUDAS TADEO
3.- REAL CANANEA UNO
4.- AMPLIACION REAL CANANEA UNO
5.- ALMA DE MARIA
6.- REAL CANANEA
7.- AMPLIACION REAL CANANEA DOS
B.- SILVIA
C.- DOLORES
DOLORES PROJECT
MINING CONCESSIONS
DATE : July 2006

Prepared By	Date of Issue. 03-12-08	Client Name. ***Minefinders Corporation, LTD***	FIGURE 4-2
GUSTAVSON ASSOCIATES GEOLOGISTS · ENGINEERS · APPRAISERS	Project No. MCL002	Project Name. Dolores Project	Dolores Mining Concessions
	Drawing File Name. miningconscessions.cdr

Access and Local Conditions

The property is accessed via a recently completed/upgraded 92-km access road suitable for truck traffic from Yepachi, Chihuahua. Alternative access is via dirt roads from Madera or light aircraft landing on a dirt landing strip located about 8 km from the mine site. Topography is rugged, with elevations ranging from 1,200 to 2,000 meters.

12

Vegetation is characteristic of the Sierra Madre, with thorny plants and cacti, replaced by oak and pine forests at higher elevations. The climate is typical of the Sierra Madre with an average temperature of 18° C, lows of -10° C and highs of 45° Celsius. Precipitation averages 250 mm, most of it occurring from July to September as brief heavy rainstorms. Snowfall is common in December and January but does not remain on the ground for long. Water is available from a small local reservoir, from underground workings, and from Rio Tutuaca.

Construction of the mine plant is presently nearing completion, including crushing facilities, leach pad, conveying and stacking, solution ponds, Merrill Crowe and refining facilities, shops, permanent campsite, and power generation and distribution. Pre-production mining (road pioneering) is taking place, with an effort to pre-strip waste and avoid ore which would require stockpiling.

The village of Dolores occupies an area directly over the southern extend of the mineral resource. The agreement between the Company and Ejido Huizopa allows for the relocation of the village. New homes for the villagers have been completed about three kilometres from the mine site. Residents of the village are in the process of moving.

History

Mining in the Dolores region started in the 1800's. Mechanized production occurred between 1915 and 1929, with no records of any production since that time. Incomplete mining records from 1922 to 1931 indicate that total production during this time was about 372,000 tonnes of ore containing over 116,000 ounces of gold and 6 million ounces of silver. Most of this production came from several underground stope mine operations within and beyond the Dolores resource study area.

The district then remained idle until 1993 when the Company began acquiring a land position. Drilling started in 1996, with a total of over 200,000 meters of combined core and reverse circulation drilling in 850 holes to June of 2007. Several independent mineral resource estimates of the Dolores property were prepared between 1997 and 2007, showing an increasing mineral inventory as drilling progressed. A complete bankable level feasibility study for the project was prepared by KCA in 2006, and project construction is taking place at the site now. Additional exploration drilling was completed in 2006 with the objective of obtaining data that would further enhance quality of the Mineral Resource estimate. CAM was engaged in May 2007 to prepare a new audit of the updated resource estimation that integrated the newly acquired data. Gustavson was retained in November of 2007 to prepare a reserve estimate and production schedule based on the audited Dolores April 2007 mineral resource. Pre-production stripping is proceeding concurrent with construction. The first gold and silver production is expected in the second quarter of 2008.

Geology and Mineralization

The Dolores gold-silver deposit in the Sierra Madre Occidental is a low- to medium-sulfidation epithermal deposit hosted in andesite volcanic rocks of the Lower Volcanic Series of Tertiary age. Mineralization is present in a NNW-striking, steeply-dipping structural zone, and is concentrated in fractures and stock works that lie within and adjacent to latite dikes. The deposit shows characteristics similar to economic deposits in volcanic rocks of Tertiary age in Mexico, South America, Indonesia and elsewhere. Gold and silver mineralization is present in veins, silica stockworks, breccias and replacements. Deeper mineralization tends to be preferentially concentrated in high-grade structurally controlled zones that evolve into wider stockworks, veinlets and disseminations at higher elevations. Mineralization is limited to the lowermost portion of the less competent, more permeable, latite flows and tuffs that overlie the andesitic host rocks. Minerals present include galena, sphalerite, stibnite, arsenopyrite pyrite, silver sulfides, native silver and visible gold. Clay-illite-hematite alteration with no significant gold or silver values (commonly referred to as “steam heated” alteration) also is present above and lateral to mineralized zones and is a characteristic feature of this type of epithermal mineralization.

Mineralization occurs in an area over 4,000 meters long and up to 1,000 meters wide, with over 700 meters of vertical extent. The extent of mineralization at depth has not been fully defined. The bulk of the deposit is high in the system where feeders widen into breccias and stockworks up to a few hundred meters wide that form halos around the main structures. Grades in the feeders are in the ranges of 10 to 30 g/t gold and 300 to more than 1,000 g/t silver. Disseminated mineralization that lies adjacent to high grade feeder structures at upper levels has lower grades in the range of 0.3 to 2 g/t gold and up to 150 g/t silver. The width of coherent mineralization commonly is about 200 up to 300 meters wide, and lies in zones that trend NNW and dip steeply to the west.

13

Some vein and disseminated gold-silver mineralization is known to extend in a NNW and SSE direction beyond the limits of the resource estimate area. This mineralization may be considered exploration potential and may eventually be classed as Resource.

Exploration

Exploration drilling now occurring at Dolores is intended to expand the resource below and peripheral to the open pit mine. No changes to the resource model have occurred since CAM’s audit of the resource in July 2007.

During 1994, Minefinders carried out limited initial mapping and sampling to evaluate the Dolores property. Since November 1995, the property has been subject to extensive geological, geochemical and geophysical surveys and exploratory drilling to identify drilling targets and define a mineralized gold and silver system. Additionally, surface and underground sampling has exceeded 10,000 rock chip samples.

Drilling

The mineral resource estimate has not changed since it was last audited by CAM in July 2007. Sixteen reverse circulation holes and thirteen diamond drill holes were not included in the CAM audit because the results were not available at that time. Gustavson has not modified the earlier resource estimate and has not included these drill holes in its analysis. Current drilling is designed to expand the known resource at Dolores and does not impact or otherwise influence the minable mineral reserves considered here.

Sampling and Assaying

CAM reported in its NI 43-101 compliant audit that logging and sampling procedures in 2006-7 followed industry-standard norms, as did earlier drilling campaigns. CAM concluded the quality assurance and quality control used by the analytical laboratories and by the Company’s protocols are appropriate and conform to common industry practice.

Mineral Resource Estimation

The Dolores mineral resource was audited in July 2007 by CAM. The Company provided Gustavson with the audited resource block model, from which Gustavson developed the minable reserves and production schedule. Gustavson was not charged with validating or verifying the previously audited resource estimate. Gustavson used a re-blocked resource model to more closely represent current mining practice and the equipment fleet now mining the deposit. Gustavson investigated the re-blocked model tonnage and grade to verify that the re-blocked model represents minable units.

Minefinders' Mineral Resource estimates, as audited and publicly released on June 12, 2007, are shown in Tables 6 and 7.

14

Table 6 - Dolores Measured and Indicated Mineral Resource Estimates

(Minefinders, 2007- Audited by CAM)

Cutoff	Tonnes	Gold	Gold	Silver	Silver	Aueq	Aueq
g/t [1]		g/t	ounces	g/t	Ounces	g/t [2]	ounces [2]
3.0	10,571,000	3.844	1,306,000	155.3	52,769,000	6.432	2,186,000
2.0	20,225,000	2.721	1,769,000	114.6	74,539,000	4.632	3,012,000
1.0	45,077,000	1.680	2,435,000	76.1	110,305,000	2.949	4,273,000
0.8	55,032,000	1.470	2,602,000	67.4	119,201,000	2.593	4,588,000
0.6	73,436,000	1.202	2,838,000	56.0	132,095,000	2.135	5,039,000
0.5	88,295,000	1.052	2,987,000	49.5	140,531,000	1.877	5,329,000
0.4	106,292,000	0.918	3,137,000	43.5	148,743,000	1.643	5,616,000
0.3	123,382,000	0.819	3,249,000	39.0	154,826,000	1.470	5,829,000

1. Cutoff based on grams per tonne Aueq at a 75:1 silver to gold ratio having regard to metallurgical recoveries.

2. Grams per tonne Aueq resource based on updated 60:1 silver to gold ratio.

Table 7 - Dolores Inferred Mineral Resource Estimate (Minefinders, 2007) 0.4 g/t Cutoff

	Tonnes	Gold ounces	Silver (ounces)
Inferred	30,350,000	661,000	27,517,000

1. Cutoff based on grams per tonne Aueq at a 75:1 silver to gold ratio having regard to metallurgical recoveries.

Gustavson Associates Reserve Audit

Gustavson verified the reserve model by re-estimating the grade using longer composite intervals and alternative modeling techniques. Results indicate the mineral resource estimate is reasonable. Reblocking the resource model to 6x10x7.5 meter blocks appears to produce selective mining unit grades similar to other estimation methods. Gustavson recommends closely monitoring mine production and reconciling it to the block model. Modifying the model as needed, to match actual mining practice and production data will help create the best possible production planning tools.

The Dolores mineral reserve estimate was created and modeled using Datamine’s version 4.0 (release 1740.7) NPV scheduler. The re-blocked resource model was used for the optimization analysis using the Datamine economic pit limit optimizer. Gustavson ran the model utilizing incremental profit factors from 1% to 100% (full value) of the calculated block value to create shells of increasing total value and decreasing marginal value. Gustavson used pit 38 shell as a basis for final pit design with haul roads.

Overall, the incremental change going from pit shell 38 to the ultimate pit would require mining 45% more rock and processing 21% more rock to increase the life of mine profit by 7%. Selection of this shell gives a more economically robust pit design thus pit shell 38 was selected as the basis for final design. Given the physical topographic constraints on the project, and increased risk associated with mining more rock, Gustavson believes the design is prudent.

Final Pit Design with haul roads

The Dolores pit haul roads were designed with a 10% grade and 26 meter overall width. 6.4 meter wide catch benches were designed with every other bench (every 15m) having a 67 degree inter-bench face angle. Table 8 shows the Dolores Proven and Probable Mineral Reserves from the final pit design.

15

Table 8

Dolores Project Proven and Probable Mineral Reserves

ORE		MnOx	Sulfide	Mixed	Oxide	Total
Proven	TONNES	2,368,000	17,440,000	18,755,000	18,066,000	56,629,000
	Au (g/t)	0.65	1.05	0.72	0.66	0.80
	Ag (g/t)	65.40	33.58	42.53	41.25	40.32
	Au cont oz	49,398	588,768	431,615	384,166	1,453,946
	Ag cont oz	4,978,629	18,829,966	25,648,377	23,958,175	73,415,147
	Au rec oz	39,024	369,876	340,976	303,491	1,053,367
	Ag rec oz	1,045,512	11,955,406	13,337,156	11,020,761	37,358,835
Probable	TONNES	1,466,000	12,623,000	15,678,000	12,908,000	42,675,000
	Au (g/t)	0.58	0.96	0.65	0.59	0.72
	Ag (g/t)	62.08	32.68	39.68	41.05	38.80
	Au cont oz	27,298	390,369	326,616	245,429	989,713
	Ag cont oz	2,926,560	13,263,477	20,002,619	17,037,092	53,229,746
	Au rec oz	21,565	244,071	258,027	193,889	717,552
	Ag rec oz	614,578	8,336,294	10,401,384	7,837,062	27,189,318
TOTAL	TONNES	3,834,000	30,063,000	34,433,000	30,974,000	99,305,000
	Au (g/t)	0.62	1.01	0.68	0.63	0.77
	Ag (g/t)	64.13	33.20	41.24	41.17	39.67
	Au cont oz	76,696	979,137	758,231	629,595	2,443,659
	Ag cont oz	7,905,189	32,093,443	45,650,995	40,995,267	126,644,893
	Au rec oz	60,590	613,947	599,002	497,380	1,770,919
	Ag rec oz	1,660,090	20,291,700	23,738,540	18,857,823	64,548,152
WASTE	TONNES					367,120,000

The production schedule for the life of the project was created using Datamine NPV Scheduler. Optimized extraction sequences were created and used as a basis for design of each mining phase.

Rather than balance stripping ratio over the project life, truck hours were balanced based on changing the productivity by phase and bench required to deliver rock to their respective dumps or primary crusher. The productivity was then used to determine truck fleet requirements and total equipment hours for each time period. Equipment hours then formed the basis of the equipment operating cost estimate.

Dolores Mine Upside Potential

The information and forward looking statements in the following paragraph provides information not specifically included in the Gustavson Report.

The Company is planning to undertake a feasibility study in 2008 to assess the economic viability of adding a flotation mill, which could enhance recoveries from high-grade ore in the open pit, process additional underground ore and increase annual production capacity. Previous flotation mill test work showed recoveries from sulphide ores of 90-92% for gold and 90% for silver.

Additional drilling reflected in the new resource model as audited by CAM has increased the Company’s understanding of the geometry, grade, and tenor of mineralization below the planned open pit mine. The drilling has confirmed sufficient underground high-grade resource to support a pre-feasibility study to develop the underground portion of the Dolores deposit. Based on a positive pre-feasibility study, an exploration/production decline will be constructed to provide access to further define and develop reserves in conjunction with initiating underground mining operations. With an aggressive budget, it is anticipated that these resources could be brought into production within a three to four year period.

By press release on February 27, 2008, the Company reported results from recent drilling of the Dolores East Dike satellite target, located approximately 200 meters from the eastern edge of the Dolores open pit mine.  Drilling

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results indicate a significant high-grade gold and silver deposit adjacent to the current reserve at the Dolores Mine with high-grade intercepts including 41.2 meters containing 4.07 gpt gold and 148.1 gpt silver and 83.8 meters containing 2.01 gpt gold with 76.4 gpt silver. Ten individual intervals exceeded the 10 gpt gold-equivalent threshold (at 60:1 silver to gold ratio) with assay values that ranged up to 73.64 gpt gold and 723.7 gpt silver over 1.52 meters.

Drilling in late 2007 was directed towards delineation of the Dolores East Dike satellite deposit with the addition of 20 infill holes along the 350 meter strike length of this northwest-trending mineralized zone.  This drilling, in combination with the 11 previously drilled holes, provides the density of drill data necessary to model and estimate a new resource for potential inclusion in the Dolores Mine reserves and economics. The drilled Dolores East Dike deposit dips moderately westward sub parallel to, and along, the slope of the East Dike ridge.  This geometry suggests that the resource could be readily mined by side-hill strip with a low strip ratio.

The Dolores East Dike deposit consists of near surface mineralization characterized by high-grade structures surrounded by lower-grade disseminated gold and silver mineralization extending outward over widths of 20 to 50 meters.  Mineralization drilled to date extends from section 1850 N through 2200 N for more than 350 meters of strike-length.  Additional extension of the Dolores East Dike zone to the north is indicated by core hole D-451 that was drilled in 2006, located more than 50 meters further to the north and somewhat offset to the east, that encountered mineralization including individual intercepts of up to 15.98 gpt gold and 26.0 gpt silver over two meters of width.  Consequently, mineralization related to the Dolores East Dike remains open in several directions. Refer to press release dated February 27, 2008 for the summary of the material 2007 Dolores East Dike deposit drill intercepts in relation to their grades and widths.

The open-pit mine plan and updated Dolores Mine economics do not take into account the East Dike deposit or other significant high-grade gold and silver mineralization that lies below and up to one kilometre peripheral to the proposed pit or increased gold and silver production that would result from processing high grade open pit ore through a mill.  The completion of the mill feasibility study and evaluation of underground development are examples of the optimization efforts that will continue beyond the start of production from the Dolores open pit mine.

NORTHERN SONORA PROPERTIES

Although these properties are not currently material to the Company, the Company considers the Northern Sonora Properties to be worthy of future exploration expenditures and has been conducting, and will continue to conduct, exploration work on each of the following properties.

The information given in this section was prepared by Mark H. Bailey, the Corporation’s President and CEO, and a “qualified person” as defined in NI 43-101.

Description and Location

The Northern Sonora Properties are located in the northern part of Sonora State, Mexico. The Northern Sonora Properties consist of the 14 exploration/exploitation concessions described below, comprising a total of approximately 28,300 hectares.

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Northern Sonora Properties Concessions

Concession Name	Title No.	Area (hectares)	Expiry Date
Abe	216305	996	April 29, 2052
Oro Fino	215622	649	March 4, 2052
La Pistola	220056	1,698	June 3, 2053
La Gloria	221626	1,087	March 3, 2054
Los Adobes	218455	6,173	November 4, 2052
El Ruido	218448	3,788	November 4, 2052
Anita (amplificacion)*	228331	6,840	November 7, 2056
El Manzanal **	213593	220	May 18, 2051
Anita **	221743	500	March 19, 2054
El Durazno 2*	227956	2117	September 14, 2056
Tio Flaco	221168	708	December 2, 2053
El Correo	217446	2,718	July 15, 2052
Cadena de Oro	220974	366	November 10,, 2053
El Durazno **	212967	440	February 20, 2051
La Virginia	230426	45,798	August 23, 2057
La Virginia 2	230427	31,216	August 23, 2057
Rusty	231238	4,963	January 25, 2058
Ryan Fracc. 1	231239	677	January 25, 2058
Ryan Fracc. 2	231240	2	January 25, 2058
Georgia Fracc. 1	231241	254	January 25, 2058
Georgia Fracc. 2	231242	64	January 25, 2058

Total Area		111,274

* Staked in 2008

In 2007 the Company staked an additional 82,974 hectares of mineral concessions that were awarded by the Mexican government to the Company. This ground encompasses several different prospective precious metals mineralized trends within the state of Sonora, Mexico that were identified during regional reconnaissance programs completed by the Company during the year. Concessions staked previous to 2007 generally occur within the Company’s Northern Sonora Project area which includes the La Bolsa property in the northwest corner of the block, the Real Viejo silver prospect in the central portion of the concessions, the Planchas de Plata (Anita claim) silver prospect located to the southeast of the main concessions, and porphyry related base metal mineralization in the eastern portion of the concession block (the El Fierro and La Recompensa mineralized systems) as indicated in Figure 5. These project areas have been the site of substantial exploration drilling including that completed at the Planchas de Plata properties and the Real Viejo properties during the course of 2007. The Company has obtained all required permits to conduct exploration drilling on the projects through the next several exploration programs. The properties are not subject to any environmental liabilities.

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Climate, Accessibility, Local Resource Infrastructure and Physiography

The climate in the area is high desert, semi–arid with average annual precipitation of approximately 20 cm. Most of the precipitation falls during the wet season lasting from July to mid September. Temperatures range from 5 degrees Celsius in winter to 48 degrees Celsius in summer. Exploration can be undertaken throughout the year.

The local economy is supported mainly by cattle ranching, with the nearby city of Nogales, Mexico (population exceeding 100,000), providing most of the economy for the region. Skilled and unskilled labour is abundantly available from nearby Nogales. Water for drilling is available from local sources including ponds and water wells. Surface rights to all known areas of mineralization and potential waste disposal, tailings, storage, heap leach pads and plant sites are held under agreements by the Company.

Site topography is characterized by low to moderately rugged terrain with elevations ranging from 1,000 to 1,800 meters above sea level.

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Figure 5 - Northern Sonora Properties

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Nature of Transport

The project area is serviced by narrow, winding, dirt and paved roads from Nogales. A network of roads to provide access for drilling has been established on several of the more advanced prospects located on the properties. Modern services are available at Nogales, within 30 kilometres of most of the prospects.

Sampling and Integrity of Samples

Since 1994 the Company has taken more than 9,000 surface samples over the project area, drilled 131 holes at La Bolsa, 44 holes on the Real Viejo prospect, 103 holes on the Planchas de Plata prospect, and completed extensive geological mapping and airborne geophysical surveys over the entire claim block. All assays were completed by Bondar Clegg, ALS Chemex or Inspectorate under the same quality assurance regime as for the Dolores property.

La Bolsa Property

The La Bolsa property is located on the Abe concession in the northern part of Sonora State, Mexico, approximately 30 kilometres west of the Mexican city of Nogales, and 97 kilometres SSW of Tucson, Arizona. The property is best accessed from Tucson, by taking Highway I–19 approximately 110 kilometres south to Nogales. Access to the property from Nogales is by four-wheel drive vehicle over a combination of paved and dirt roads.

History of Property

There is no known written information pertaining to the La Bolsa property although historic pits, shafts, adits and exploratory trenches occur within the property. The greatest concentration of these are found on top of, and on the east flank of the main mineralized hill where an access tunnel, several shafts, and over half a dozen surface pits were dug to exploit high grade (to 0.48 opt gold and 8.3 opt silver – verified by the Company) carbonate-rich breccias and veining.

Ownership

The La Bolsa property was staked by the Corporation’s wholly owned subsidiary Minera Minefinders, S.A. de CV. (“Minera Minefinders”) which is the registered owner of all the exploration concessions. The property is not subject to any underlying royalties or title encumbrances.

Although the Company owns the mineral rights, the surface rights to much of the Abe Concession are owned by Roberto Pierson Suarez (“Pierson”) who has executed a surface rights agreement that has a term of 20 years ending in 2017, and is renewable for an additional 20 years. The Company pays the annual rent and disturbance fees and the Company will continue to hold the property and advance it to a feasibility study as market conditions allow. In addition, the agreement provides that the Company is to pay Pierson a one-time fee of $500,000 for each mine that the Company puts into production on a Pierson–owned property.

Geology and Mineralization

The geological setting of the La Bolsa property consists of Tertiary volcanic and sedimentary units shown to overlie or intrude Cretaceous and Jurassic sedimentary and volcanic rocks consisting of interbedded siltstone, sandstone, conglomerate, limestone, and rhyolite flows and tuffs.

Several Tertiary volcanic and volcaniclastic rock types have been identified on the property. Volcaniclastic and tuff beds are correlated to the lowermost units of the Tertiary Montana Peak Formation in the Oro Blanco Mining District of Arizona, located to the immediate north.

The La Bolsa property contains an inferred resource of 8.3 million tons grading 0.025 opt gold and 0.254 opt silver. Mineralization and alteration is characterized by silicification, sericitization and quartz–calcite or quartz–adularia stockwork veining and brecciation hosted by volcaniclastic sediments and intermediate volcanic flows intruded by felsic dikes and plugs. Quartz–calcite veins up to 4.56 meters in width have been noted at the surface although most of the quartz–veining occurs as stockworks. Pink replacement textures have been described as potassic alteration or

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adularization but no pattern has been defined. The presence of pyrite is suggested by iron–oxide pseudomorphs and hematite and limonite along fractures. Carbonate veins and breccia zones are found throughout the mineralized La Bolsa property.

Exploration Activity

The La Bolsa mineralized system was discovered and staked in 1994 by Company personnel while exploring the Hill of Gold prospect in the Oro Blanco Mining District (Arizona) adjacent to the international boundary. Further prospecting, mapping and rock geochemical sampling (1,200 samples) outlined a coincident gold–silver anomaly which extends for about 800 meters and averages about 120 meters in width. Approximately 994 meters of surface trench rock sampling by the Company produced significant values, including 125 meters averaging 1.10 gpt gold in Trench 95–1 and 152 meters averaging 1.10 gpt gold along sample line 1000S. During late 1995 and early 1996, 42 reverse circulation drill holes totalling 4,835 meters and 7 diamond drill holes totalling 614.5 meters were completed.

In mid–1996, a preliminary resource estimate concluded there was gold mineralized material of 122,600 equivalent ounces of gold (i.e., 4,087,000 tons at .030 opt using .01 cut-off), including modest silver credits. Bottle-roll cyanide leach metallurgical test work on eight samples of mineralized drill cuttings leached over a period of 72 hours had recoveries ranging from 57% to 95%, while four samples (including a split of the 57%/72 hr. sample) leached for 96 hours had extraction rates in the 80.6% to 86.0% range. Bottle roll tests suggested amenability of the samples to heap leach extraction techniques with low reagent consumption.

A second phase drilling program was completed in August 1998. Results from that drilling included 26 mineralized holes from the 28 holes drilled to extend the La Bolsa property. A revised resource estimate utilizing polygonal methods tabulated 8.3 million tons, grading .025 opt gold and .254 opt silver, containing 208,000 ounces of gold and 2.1 million ounces of silver, at a .01 opt cut-off grade.

Additional work on the resource area was carried out in 2003 to advance the property nearer to the pre-feasibility study stage. The drilling program completed in 2003 included drilling of 23 core holes for 2,085 meters, and 11 RC holes for 1,838 meters. In 2004, an additional 15 core holes totalling 1,418 meters were drilled.

Drilling by the Company in early 2008 was initiated primarily to obtain an additional 10 core holes to provide material for completion of additional metallurgical column testwork that will be used to confirm anticipated recoveries of gold and silver for the project. Several of these holes also were placed to outline additional resource potentials within the project area. Geochemical results from this program are pending.

To date a total of 144 drill holes totalling have been completed within the La Bolsa Project area.

Additional exploration is required at the La Bolsa property to bring the project to the pre–feasibility stage. This will entail limited infill drilling, systematic engineering study, bulk density testing, geostatistical analysis of the assay database, together with mining studies, ongoing metallurgical testwork, and economic evaluations.

Planchas de Plata and Real Viejo Property

Following the initial success on the La Bolsa discovery, the Company staked additional concessions expanding the Northern Sonora Properties to their present size. Work on these additional concessions during the period from 1996 through 2007 included regional and detailed geologic mapping, geochemical sampling programs, both reverse-circulation and core drill programs, and airborne and ground geophysical surveys. This comprehensive exploration effort resulted in the discovery of additional gold–silver mineralized systems and two porphyry copper related base metal systems.

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Ownership

The concessions were staked and are 100% controlled by Minera Minefinders. Surface rights in the area belong to various ranchers. Agreements have been executed between the Company and several surface rights owners. The agreements provide for surface rights for exploration, development, and mining within the properties, in return for annual payments of $10,000 to $35,000, and lump-sum compensation of $350,000 to $550,000 for any mine to go into production on these properties.

Geology and Mineralization

The geologic setting of the Northern Sonora Properties consists of Tertiary intermediate to felsic flows and tuffs overlying a diverse package of conglomerate, sandstone, siltstone, and thinly layered limestones with interspersed intermediate volcanic flows and tuffs. The entire area is believed underlain by Mesozoic metavolcanic and metasedimentary units. The structural regime is dominated by an older series of northeast trending structures cut by a later series of northwest trending horsts and grabens. Gold mineralization is localized at the edges of several circular features, which are interpreted as related to Tertiary volcanism.

Mineralized systems identified to date are dominantly silver-lead-zinc gold systems. These are confined to ENE and NW trending structural zones occurring within Mesozoic to early Tertiary volcanic and volcaniclastic rocks. These systems vary in size from 500 to 2,000 meters strike length. The El Fiero and La Recompensa targets are large porphyry related base-metal (Cu-Mo-Zn-Pb) targets located within the eastern portion of the claim block. Alteration at each of these systems includes square kilometres composed of strong iron oxides, sericitic and argillic alteration, and scattered quartz tourmaline stockworks in Jurassic to Cretaceous felsic volcanics. Intruding the area of the projects is a series of rhyolite, granodiorite, and diorite dikes and plugs. Exploration mapping and sampling will continue on these targets as time allows in an effort to bring them to the drill stage.

Exploration Activity

From 1996 to early 2002 geological mapping and geochemical sampling utilizing the reconnaissance mapping and geophysical surveys was completed over an area exceeding 150 square kilometres to the south and east of the La Bolsa property. This work led to the discovery of at least fourteen major areas of anomalous gold and/or silver mineralization. Historic mining activity can be found at most of these targets with the most extensive workings developed on silver mineralization such as at the La Dura Mine, Real Viejo Mine, Santa Juliana Mine, and La Recompensa Mine. There are no historic records for these workings and only the La Recompensa Mine has been recorded on existing maps. Exploration work since 2002 has focused on the systematic drill testing of the more prospective zones.

During late 1996 through 1997 the Company contracted a helicopter–borne magnetic, radiometric and electromagnetic survey as well as colour aerial photography, covering more than 90,000 hectares of the combined La Reserva/El Correo, Northern Sonora and Oro Blanco properties. The purpose of this survey was to assist with mapping lithology, structure, alteration and potential mineralized zones.

Beginning in 2004, drill programs were initiated on both the Real Viejo and Planchas de Plata silver prospects. To the end of 2007 the Company has completed a total of 44 holes (28 RC and 16 core, totalling 5,503 meters) at Real Viejo, and a total of 126 holes (48 RC and 78 core, totalling 24751 meters) were completed at Planchas de Plata. In 2006, due to success at Planchas de Plata the Company staked an additional 6,840 hectares covering the south-eastern extension of the system and completed 17.4 kilometres of ground based geophysics. The Company has now identified mineralization along six kilometres of strike length within the Planchas de Plata district and continues to assess the project. Positive results at Real Viejo in late 2007 also have resulted in renewed drilling which is ongoing at the Real Viejo Project area. Additional drilling is anticipated for both projects during the course of 2008.

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PROPERTY INTERESTS IN THE UNITED STATES

The Company has interests in four claim areas in the United States: the Gutsy/Buckskin Mountain property and Dottie property in the state of Nevada, the Oro Blanco property in the state of Arizona and the 30 unpatented lode mining claims known as the Wickes property in Montana, acquired in 2006. These properties are not sufficiently advanced to make them material to the Company’s asset base.

The Gutsy/Buckskin Mountain property is located in Elko County, Nevada along the Carlin Trend due north of Newmont’s Rain Mine. Drilling at the Gutsy/Buckskin Mountain property did not indicate sufficient potential to warrant further work going forward. The Dottie property is located in Elko County, Nevada, approximately eight miles west of Queenstake Resources’ Jerrit Canyon operations. The Company’s Oro Blanco property in Arizona adjoins the La Bolsa property in northern Sonora.

Exploration work on the Company’s Lodi Hills and Clear projects in Nevada did not show significant potential and these properties were dropped in 2006.

SPECIALIZED SKILL AND KNOWLEDGE

The Company has entered the commissioning phase at the Dolores Mine and is engaging many employees with special skills, including senior managers with project management skills, mining and processing engineers, mine geologists, assayers, fleet maintenance engineers, machine operators and mechanics. There is great competition for such personnel in the current buoyant state of the industry. The Company has an active recruitment program, already has several highly qualified project management engineers on staff, and anticipates that it will not have significant difficulty in recruiting other personnel as the Dolores Mine moves toward commercial production. Training programs are in place for workers who are recruited locally.

ENVIRONMENTAL PROTECTION

There was no significant financial and operational effect from environmental protection requirements in 2007. However, as the Dolores Mine moves toward commercial production the Company’s exposure to financial costs and operating requirements will escalate rapidly. The Gustavson report incorporates in its financial and operating analysis all of the costs and operational requirements necessary for the Company to comply with the highest international environmental protection standards. The Company intends to comply fully with those standards and any that may be imposed by regulation or otherwise. In its Financial Statements for 2007 the Company has accounted for future reclamation costs that will arise from its construction and operating activities to December 31, 2007.

NUMBER OF EMPLOYEES

As at December 31, 2007, the Company had a total of 231 employees. None of the Company's employees belongs to a union or is subject to a collective agreement. The Company considers its employee relations to be good. The Company expects to be in full operational mode by mid-2008, and will be increasing its on-site workforce at Dolores to approximately 310 employees plus 80 contract mine equipment maintenance personnel.

COMPETITION

The Company competes with other mining companies for the acquisition of mineral claims, permits, concessions and other mineral interests as well as for the recruitment and retention of qualified employees. There is significant competition for the limited number of gold acquisition opportunities and, as a result, the Company may be unable to acquire attractive gold mining properties on terms it considers acceptable.

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RISK FACTORS

The Corporation’s securities should be considered a speculative investment due to the nature of its business. Investors should carefully consider all of the information disclosed in this AIF, including all documents incorporated by reference, before making an investment in the Corporation’s securities. The following risk factors could materially affect the Company’s business, financial condition or results of operations and could cause actual events to differ materially from those described in forward-looking statements. In such an event, the market prices of the Corporation’s securities could decline and investors could lose all or part of their investments. The risks include but are not limited to those risks set forth below.

No revenue from operations and no mining operations.

The Company is a mineral exploration company in the process of developing a mine and has no revenue from operations and no mining operations of any kind. Other than the Dolores project, its properties are in the exploration stage, and the Company has not defined or delineated any proven or probable reserves on any of its other properties. Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. If its current exploration programs do not result in the discovery of commercial ore, the Company may need to write-off part or all of its investment in its existing properties and will seek to acquire additional properties. The determination of whether any mineral deposits on its properties are economic is affected by numerous factors beyond its control, including:

• the metallurgy of the mineralization forming the mineral deposit;
• market fluctuations for metal prices;
• the proximity and capacity of natural resource markets and processing equipment; and
• government regulation of prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

No history of production and no assurance of successful operations or profitable production of precious metals.

The Company has no history of producing metals from its current portfolio of mineral exploration properties. Most of its properties are in the early development or exploration stage. Only the Dolores project is currently under development, and production there will be subject to completing construction of the mine, processing plants, roads, and other related works and infrastructure. As a result, the Company is subject to all of the risks associated with establishing new mining operations and business enterprises including:

• the timing and cost, which can be considerable, of the construction of mining and processing facilities;

• the availability and costs of skilled labour and mining equipment;

• the availability and cost of appropriate smelting and refining arrangements;

• compliance with environmental and other governmental approval and permit requirements;

• the availability of funds to finance construction and development activities;

• potential opposition from non-governmental organizations, environmental groups, local groups or local inhabitants which may delay or prevent development activities; and

• potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies.

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The costs, timing and complexities of mine construction and development are increased by the remote location of mining properties such as the Dolores project. It is common in new mining operations to experience unexpected problems and delays during construction, development and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, the Company cannot assure investors that its activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce metals at any of its properties.

Arrangements with Ejido Huizopa and its members.

The members of the local commune, Ejido Huizopa, are local inhabitants who have rights to conduct agricultural activities on property which includes and surrounds the area where the Dolores project is located. To bring the Dolores project to production the Company needs to have satisfactory arrangements in place with the Ejido and its members for access and surface disturbances. The Company believes such arrangements are in place, and is implementing certain long-term solutions for the relocation of members of the Ejido. Any inability to successfully maintain those agreements with the Ejido and its members could impair or impede the Company’s ability to successfully mine the property.

Funding to develop mineral properties and to complete exploration programs.

The Company has limited financial resources. It had working capital of approximately $28.8 million at December 31, 2007 and had cash and cash equivalents of $20.9 million at that date. In addition, the Company has access to a $50 million revolving credit facility. The Company intends to fund its operations from working capital, the revolving credit facility and revenue from production at the Dolores project. Its ability to continue future exploration and development activities, if any, will depend in part on its ability to commence production and generate material revenues from production at the Dolores project or to obtain additional external financing. The sources of external financing that the Company could use for these purposes might include public or private offerings of equity and debt. In addition, the Company could enter into one or more strategic alliances or joint ventures, or could decide to sell certain property interests, and it might utilize a combination of these sources. The external financing chosen may not be available on acceptable terms, or at all.

If the Company is unable to generate sufficient funds from its operations and is also unable to secure external financing to continue exploration and development, it may have to postpone the development of, or sell, its properties.

There can be no assurance that the Company will commence production on any of its projects or generate sufficient revenues to meet its obligations as they become due or obtain necessary financing on acceptable terms, if at all. Failure to meet its obligations on a timely basis could result in the loss or substantial dilution of its property interests. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those included in this AIF.

Differences in US and Canadian reporting of reserves and resources.

The Company’s reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as the Company generally reports reserves and resources in accordance with Canadian practices. These practices are different from those used to report reserve and resource estimates in reports and other materials filed with the SEC. It is Canadian practice to report measured, indicated and inferred resources, which are not permitted in disclosure filed with the SEC by United States issuers. In the United States, mineralization may not be classified as a ‘‘reserve’’ unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, ‘‘inferred resources’’ have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of ‘‘contained ounces’’ is permitted disclosure under Canadian regulations; however, the SEC permits issuers to report ‘‘resources’’ only as in-place tonnage and grade without reference to unit measures.

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Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this AIF, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Actual costs, production and economic returns may differ significantly from those anticipated, and no assurance that development will result in profitable mining operations.

The Company has estimated operating and capital costs for Dolores based on information available, and believes that these estimates are accurate. However, costs for labour, regulatory compliance, energy, mine and plant equipment and materials needed for mine development and construction have increased significantly industry-wide. In light of these factors, actual costs related to mine development and construction may exceed the Company’s estimates.

The Company does not have an operating history upon which it can base estimates of future operating costs for the Dolores project, and it intends to rely upon the economic feasibility study of the project and estimates contained therein. Such studies derive estimates of cash operating costs from, among other things:

• anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

• anticipated recovery rates of gold and other metals from the ore;
• cash operating costs of comparable facilities and equipment; and
• anticipated climatic conditions.

Capital and operating costs, production and economic returns, and other estimates contained in feasibility studies may differ significantly from actual costs, and there can be no assurance that actual capital and operating costs will not be higher than currently anticipated or disclosed.

In addition, the Company’s calculations of cash costs and cash cost per ounce may differ from similarly titled measures of other companies and are not intended to be an indicator of projected operating profit.

Risks related to future drilling results.

The results of future drilling programs may not produce reserves and resources that can be mined or processed profitably. The results of drilling programs are, by their very nature, uncertain.

Reserves and resources are estimates and may yield less actual production.

Unless otherwise indicated, mineralization figures presented in this AIF and in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by independent geologists and the Company’s geologists. When making determinations about whether to advance any of its projects to development, the Company must rely upon such estimates as to the mineral reserves and grades of mineralization on its properties. Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only.

These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. The Company cannot assure investors that:

• the estimates will be accurate;
• reserve, resource or other mineralization estimates will be accurate; or
• this mineralization can be mined or processed profitably.

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Any material changes in mineral reserve estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital.

Because the Company has not completed mine construction at the Dolores project and has not commenced actual production on any of its properties, mineralization estimates, including reserve and resource estimates, for its properties may require adjustments or downward revisions based upon actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by its feasibility studies and drill results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

The resource estimates contained in this AIF have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold and silver may render portions of the mineralization, reserve and resource estimates uneconomic and result in reduced reported mineralization or adversely affect the commercial viability of the Dolores and other projects. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on its results of operations or financial condition.

Some of the Company’s properties, including the Northern Sonora Properties, are in the exploration stage, which means that the Company has not established the presence of any proven and probable reserves. There can be no assurance that subsequent testing or future studies will establish proven and probable reserves on these properties. The Company cannot assure investors that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

Prices of gold and silver fluctuate widely, affecting profitability and financial condition.

The Company’s profitability and long-term viability depend, in large part, upon the market prices of gold, silver and other metals and minerals produced from its mineral properties. The market prices of gold, silver and other metals are volatile and are affected by numerous factors beyond its control, including:

• expectations with respect to the rate of inflation;
• the relative strength of the US dollar and certain other currencies;
• interest rates;
• global or regional political or economic conditions;
• supply and demand for jewellery and industrial products containing metals; and
• transactions by central banks and other holders, speculators and producers of gold and other metals in response to any of the above factors.

The Company cannot predict the effect of these factors on metal prices. Gold and silver prices have fluctuated widely during the last several years. Gold closed at $833.75 per ounce on December 31, 2007 ($632 per ounce at December 31, 2006), and in 2007 had a high of $841.10 and a low of $608.40. The price of silver also improved from $12.90 per ounce at December 31, 2006 to close at $14.76 on December 31, 2007, with a high of $15.82 and a low of $11.67 in 2007. On March 25, 2008, the London pm fix price for gold was $926.75 per ounce and for silver was $17.58 per ounce. Historically, gold prices ranged from $725 to $524.75 per ounce in 2006 and $536.50 to $411.10 per ounce in 2005; and silver prices have ranged from $14.94 to $8.83 in 2006 and $9.22 to $6.39 per ounce in 2005. A decrease in the market price of gold and silver could affect the commercial viability of the Dolores project and its anticipated development and production assumptions. Lower prices could also adversely affect the Company’s ability to finance future development at Dolores and the exploration and development of its other mineral properties, all of which would have a material adverse effect on its financial condition and results of operations. There can be no assurance that the market prices will remain at current levels or that such prices will improve.

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Currency exchange rates affect financial performance and forecasts.

Gold is priced in US dollars, but the Dolores project is located in Mexico, which results in revenues in US dollars and costs priced in Mexican pesos. If the Mexican peso strengthens against the US dollar, there would be an impact on the Dolores cost structure (after translating into US dollars), driving up costs while revenues would remain the same in US dollar terms. The Company is also exposed to the Canadian dollar because its head office operations are located in Canada. As a result of these exposures, the Company’s financial performance and forecasts may be significantly impacted by changes in international exchange rates.

Mining is inherently dangerous and subject to uncontrollable conditions or events that may have material adverse effects.

Mining is subject to various types of risks and hazards, including:

• environmental hazards;
• power outages;
• metallurgical and other processing problems;
• unusual or unexpected geological formations;
• structural cave-ins or slides;
• flooding, fire, explosions, cave-ins, landslides and rock-bursts;
• inability to obtain suitable or adequate machinery, equipment, or labour;
• metals losses; and
• interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, production facilities and other properties, personal injury, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the mining industry. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

The Company is subject to significant government regulation.

The Company’s primary properties, operations and exploration and development activities are in Mexico and are subject to extensive federal, state, territorial and local laws and regulations governing various matters, including:

• environmental protection;
• management and use of toxic substances and explosives;
• management of natural resources;
• exploration, development of mines, production and post-closure reclamation;
• export controls;

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• price controls;
• regulations concerning business dealings with indigenous groups;
• labour standards, occupational health and safety, and mine safety; and
• historical and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties.

All significant properties are located in Mexico, which may be subject to political, economic, and regulatory instability.

Most of the Company’s activities occur in Mexico and its business may be affected by possible political, economic, or regulatory instability in that country. The risks include, but are not limited to, political instability and violence, terrorism, military repression, extreme fluctuations in currency exchange rates, labour unrest, changing fiscal regimes, changes to royalty and tax regimes, uncertainty regarding enforceability of contractual rights and judgments and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in Mexico may adversely affect the Company’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be predicted.

Failure to obtain permits, or failure to comply with permits that the Company has obtained, would adversely affect its business.

The Company’s current and anticipated future operations, including further exploration, development activities and commencement of production on mineral properties, require permits from various governmental authorities. There can be no assurance that all permits that the Company requires for its operations, including any construction of mining facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain required permits, or the expiry, revocation or failure to comply with the terms of any such permits that the Company has already obtained, would adversely affect its business.

Activities are subject to environmental laws that may increase costs and restrict operations.

All of the Company’s exploration and potential development and production activities are in Mexico and the United States and are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations and future changes in these laws and regulations may require significant capital outlays and may cause material changes or delays in the Company’s operations and future activities. It is possible that future changes in these laws or regulations could have a significant adverse impact on the Dolores project or some other portion of the Company’s business, causing a re-evaluation of those activities.

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Land reclamation requirements may be burdensome.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance.

Reclamation may include requirements to:

• control dispersion of potentially deleterious effluents; and
• reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations arising from exploration and potential development activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. The Company has set up a provision for reclamation obligations for the Dolores project, but this provision may prove to be inadequate when the reclamation eventually takes place. If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

The Company may be required to fund additional reclamation work during the course of its mining activities.

In connection with its plans to develop the Dolores project, the Company has set up a plan and provision for reclamation work to actively remediate the property during operation of its planned mine.

The Company has estimated expenditures to carry out this work as part of its overall development plan. There can be no assurance, however, that the Company will not be required to fund additional reclamation work at Dolores or other sites which could have a material adverse effect on its financial position.

Potential failure to attract and retain qualified management for anticipated growth.

The Company is dependent on the services of highly skilled and experienced key executives and personnel focused on bringing the Dolores project into production and managing its interests and on-going exploration programs on other properties. Management is also responsible for the identification of new opportunities for growth and funding. The Company is relatively small, and the loss of these persons or an inability to attract and retain additional highly skilled employees required for development activities may have a material adverse effect on the Company’s business or future operations. The failure to hire qualified employees could adversely affect operations of the Dolores Mine. The Company does not maintain key-man life insurance on any of its key management employees.

Mineral properties may be subject to defects in title.

The Company owns, leases or has under option, unpatented and patented mining claims, mineral claims or concessions which constitute its property holdings. The ownership and validity or title of unpatented mining claims and concessions are often uncertain and may be contested. The Company also may not have, or may not be able to obtain, all necessary surface rights to develop a property. The Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Its mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. The Company may incur significant costs related to defending the title to its properties. A successful claim contesting its title to a property will cause the Company to lose its rights to explore and, if warranted, develop that property. This could result in the Company not being compensated for its prior expenditures relating to the property.

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The Company has a history of losses and may incur losses in the future.

The Company has incurred losses since inception and may incur net losses in the future. The Company incurred the following losses during each of the following periods:

• $19.2 million for the year ended December 31, 2007;
• $18.2 million for the year ended December 31, 2006; and
• $11.5 million for the year ended December 31, 2005.

The Company had an accumulated deficit of $96.1 million as of December 31, 2007, and an accumulated deficit of $76.9 million as of December 31, 2006.

The Company expects to continue to incur losses unless and until such time as the Dolores mine enters into commercial production and generates sufficient revenues to fund continuing operations. The Company has committed and plans to continue to commit substantial capital and other resources to the development and construction of the Dolores mine. The amount and timing of future expenditures will depend on a number of factors, including the progress of ongoing development and construction, the timing of construction, the commercial viability of production and other factors, some of which are beyond the Company’s control. The Company cannot assure investors that it will ever achieve profitability.

Intense competition exists for capital funding, and for producing and prospective properties.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties that produce, or are capable of producing, gold or other metals. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs, mining equipment and production equipment. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Potential conflicts of interests of directors and officers.

Mark H. Bailey, President, Chief Executive Officer, and a director, is President of Mark H. Bailey & Associates LLC, (“Bailey Associates”) Consulting Geologists, located in Reno, Nevada and is a director of other publicly listed natural resource companies. Bailey Associates’ clients do not directly compete with the Company for properties, financing, equipment, or personnel. Any conflicts that may arise will be dealt with as disclosed below.

Tench C. Page, Vice President, Exploration, is a principal of Sierra Timber and Gold Corp. (“Sierra Timber”) a provider of geological consulting services, located in Reno, Nevada. Sierra Timber’s clients do not directly compete with the Company for properties, financing, equipment or personnel. There are currently no conflicts of interest between Mr. Page serving as Vice President, Exploration, of the Company while continuing to act as principal of Sierra Timber. Any conflicts that may arise will be dealt with as disclosed below.

Such associations may give rise to conflicts of interest from time to time. The Company’s directors are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises in a matter to be discussed at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. All such matters involving senior management must be dealt with by the board of directors regardless of immateriality.

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Potential dilution of present and prospective shareholdings.

In order to finance future operations and development efforts, the Company may raise funds through the issue of common shares or the issue of securities convertible into common shares. The Company cannot predict the size of future issues of common shares or the issue of securities convertible into common shares or the effect, if any, that future issues and sales of the Corporation’s common shares will have on the market price of its common shares. Any transaction involving the issue of previously authorized but unissued shares, or securities convertible into shares, would result in dilution, possibly substantial, to present and prospective holders of shares.

The Corporation does not intend to pay cash dividends in the foreseeable future.

The Corporation has not declared or paid any dividends since its incorporation. The Corporation intends to retain earnings, if any, to finance the growth and development of its business and does not intend to pay cash dividends on the common shares in the foreseeable future. Any return on an investment in the common shares will come from the appreciation, if any, in the value of the common shares. The payment of future cash dividends, if any, will be reviewed periodically by the board of directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors. See ‘‘Dividend policy.”

Possible ‘‘passive foreign investment company’’ status.

Potential investors that are US taxpayers should be aware that the Corporation believes itself to be a ‘‘passive foreign investment company’’ under Section 1297(a) of the US Internal Revenue Code (a ‘‘PFIC’’) and it expects to be a PFIC for all taxable years prior to the time the Dolores project is in production. If the Corporation is or becomes a PFIC, any gain recognized on the sale of its common shares and any ‘‘excess distributions’’ (as specifically defined) paid on its common shares must be rateably allocated to each day in a US taxpayer’s holding period for the common shares. The amount of any such gain or excess distribution allocated to prior years of such US taxpayer’s holding period for the common shares generally will be subject to US federal income tax at the highest tax rate applicable to ordinary income in each such prior year, and the US taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

If the Dolores mine is placed into production, the Corporation expects that it will not be a PFIC for the taxable year during which revenue is generated from the mine, and further expects that it will not be a PFIC for each subsequent taxable year thereafter. The determination of whether the Corporation will be a PFIC for a taxable year depends, in part, on the application of complex US federal income tax rules, which are subject to differing interpretations. In addition, whether the Corporation will be a PFIC for any taxable year generally depends on its assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this AIF. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Corporation concerning its PFIC status or that the Corporation will not be a PFIC for any taxable year.

Alternatively, a US taxpayer that makes a timely and effective ‘‘QEF election’’ generally will be subject to US federal income tax on such US taxpayer’s pro rata share of the Company’s ‘‘net capital gain’’ and ‘‘ordinary earnings’’ (calculated under US federal income tax rules), regardless of whether such amounts are actually distributed by the Company. US taxpayers should be aware that the Corporation does not intend to satisfy record keeping requirements or to supply US taxpayers with required information under the QEF rules in the event that the Corporation is a PFIC and a US taxpayer wishes to make a QEF election. As a second alternative, a US taxpayer may make a ‘‘mark-to-market election’’ if the Corporation is a PFIC and the common shares are ‘‘marketable stock’’ (as specifically defined). A US taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Corporation is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such US taxpayer’s adjusted tax basis in such common shares.

Difficulty bringing actions and enforcing judgments against Minefinders, its directors, its executive officers and some of the experts named in this AIF.

The Corporation is organized under the laws of Ontario, Canada and its principal executive office is located in the Province of British Columbia. Most of its directors and officers, and some of the experts named in this AIF, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and

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a substantial portion of the Company’s assets, are located outside the United States. As a result, it may be difficult for investors in the United States or outside Canada to bring an action against directors, officers or experts who are not resident in the United States or in another jurisdiction of residence. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of residence against those persons or Minefinders.

DIVIDEND RECORD AND POLICY

The Corporation has not paid any dividends since incorporation and intends to retain earnings to finance the growth and development of its business. It does not intend to pay dividends on common shares in the immediate future. The payment of dividends in future will depend, among other factors, on earnings, capital requirements, and operating and financial condition.

If dividends or similar distributions are made to holders of common shares, there will be an adjustment to the conversion rate applicable to the convertible notes (see “Capital Structure”) such that additional shares will be issued upon conversion of the notes into common shares.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to “Management’s Discussion and Analysis”, dated March 5, 2008, which has been filed on SEDAR at www.sedar.com and is incorporated by reference in this AIF.

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CAPITAL STRUCTURE

The authorized capital of the Corporation consists of unlimited common shares without par value. As at March 25, 2008, the Corporation had a total of 49,547,524 common shares issued and outstanding, all of which are fully paid and not subject to any future call or assessment. The common shares rank equally as to voting rights, participation in a distribution of the assets of the Corporation on a liquidation, dissolution or winding-up, and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each common share carries the right to one vote.

In October, 2006 the Corporation issued $85 million of 4.5% unsecured convertible senior notes maturing December 2011, convertible into common shares at 91.9118 shares per $1,000 note (a conversion price of approximately $10.88 per share), or 7,812,500 shares in aggregate.

Upon conversion of a note, the Corporation, provided there has been no event of default, will have the option to deliver common shares, cash or a combination of cash and common shares for the notes surrendered. The amount of cash to be paid will be equal to the number of common shares in respect of which the cash payment is being made multiplied by the daily volume-weighted average price of the Corporation’s shares.

The notes are senior unsecured debt and rank on parity with all other existing and future senior unsecured debt and prior to all subordinated debt, of which, at December 31, 2007 and March 25, 2008 there is none, other than $1 million drawn subsequent to December 31, 2007 on the Company’s revolving line of credit. The Corporation may repurchase notes in open market purchases or negotiated transactions without prior notice to holders.

The holders of the notes are not afforded protection in the event of a highly leveraged transaction or a change in control except to the extent described below.

Additional shares may be issuable following the occurrence of certain corporate acts or events to compensate the noteholders for any such occurrence that causes economic loss to them.

Such possible events include issue by the Corporation of common shares as a dividend or other distribution of common shares; the issue of warrants (or similar rights) to purchase common shares for less than market price; the distribution to holders of the Corporation’s common shares, of assets, securities, debts receivable and the like, whether or not part of a “spin-off” transaction; payment of cash dividends; and purchase of the Corporation’s common shares for prices in excess of market prices.

If the Corporation is a party to a consolidation, amalgamation, merger, binding share exchange, statutory arrangement, sale of all or substantially all of its assets or other combination, in each case pursuant to which its common shares are converted into cash, securities, or other property, then at the effective time of the transaction, the right of a holder of notes to convert will be changed into a right to convert them into the kind and amount of cash, securities and other property which holders of the notes would have received if those holders had converted their notes immediately prior to the transaction.

In the event of a fundamental change in the affairs of the Corporation, it shall be required to offer to purchase for cash all of the outstanding notes.

A “fundamental change “will be deemed to have occurred when any of the following occurs:

(1)	a “person” or “group” has become the “beneficial owner” of more than 50% of the voting power of the Corporation’s common equity;

(2)	consummation of any share exchange, consolidation, amalgamation, merger, statutory arrangement or other combination pursuant to which the Corporation’s common shares will be converted into cash, securities or other property or any sale, lease or other transfer of all or substantially all of the Corporation’s consolidated assets;

(3)	continuing directors cease to constitute at least a majority of the Corporation’s board of directors; or

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(4) the Corporation’s shareholders approve any plan or proposal for liquidation or dissolution.

A change in control will not be deemed to have occurred, however, if at least 90% of the consideration, in the transaction constituting the fundamental change consists of common shares or American Depository Shares that are traded or will be traded on a U.S. national exchange or on the Toronto Stock Exchange.

As at March 25, 2008, the Corporation also had a total of 4,258,000 options outstanding. The options are exercisable for up to five years from the dates of grant at prices ranging from CDN$5.64 to CDN$12.53.

MARKET FOR SECURITIES

The Corporation’s common shares are listed and posted for trading on the Toronto Stock Exchange under the stock symbol “MFL”, and on the American Stock Exchange under the symbol “MFN”.

The following table gives the monthly trading ranges for the Corporation’s common shares and the daily average number of shares traded (“Volume”).

	Toronto Stock Exchange (prices in Canadian dollars)				American Stock Exchange (prices in US dollars)
2007	High	Low	Close	Avg. Volume	High	Low	Close	Avg. Volume
January	$12.54	10.07	12.44	195,700	$10.67	$8.50	$10.60	201,700
February	13.73	11.79	12.73	335,400	11.69	9.98	10.87	321,200
March	13.96	12.01	13.66	198,000	12.12	10.18	11.91	176,200
April	13.98	12.38	12.45	189,900	12.22	11.08	11.21	203,100
May	14.16	11.45	12.42	237,300	12.89	10.68	11.62	145,600
June	13.11	11.13	12.33	128,000	12.26	10.42	11.49	185,500
July	13.39	11.25	11.78	195,800	12.45	10.64	11.00	178,900
August	11.76	8.11	9.32	222,700	11.09	7.57	8.86	249,300
September	11.03	9.30	10.66	437,800	11.01	8.82	10.67	273,300
October	12.90	9.92	12.20	245,600	13.16	10.08	12.81	262,600
November	12.92	11.12	11.65	216,200	14.11	11.23	11.67	359,900
December	12.75	9.85	11.22	141,400	12.61	9.81	11.30	254,900

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DIRECTORS AND OFFICERS

Each director is elected by the shareholders at the annual general meeting and holds office until the first annual general meeting following the director’s election (or appointment by the board to fill a vacancy). Each officer holds office at the pleasure of the board of directors.

Directors and Officers

Name and Place of Residence	Position with the Corporation	Principal Occupation	Director or Officer Since
Mark H. Bailey Bellingham, Washington, USA.	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Corporation	President -July 27, 1995 CEO – Oct. 31, 1995 Director – July 27, 1995
James M. Dawson(1)(2)(4) Richmond, British Columbia, Canada	Director	President, Dawson Geological Consultants Ltd., a geological consulting company	Director -March 18, 1996
H. Leo King(1)(2)(3)(4) Vancouver, British Columbia, Canada	Director	President, International Barytex Resources Ltd., a mining company	Director -May 15, 1996
Robert L. Leclerc(1)(2)(3) Henderson, Nevada USA.	Director & non-executive Chairman	Business Consultant	Director - March 27, 1997 Chairman - June 10, 2004
Anthonie Luteijn(2)(3)(4) Delta, British Columbia, Canada	Director	President of A. Luteijn Mining Consulting Services	Director - June 10, 2004
Tench C. Page Reno, Nevada USA	Vice–President, Exploration	Vice–President, Exploration of the Company	Vice President - July 27, 1995
Greg D. Smith Vancouver, British Columbia, Canada	Chief Financial Officer	Chief Financial Officer of the Company	CFO – November 15, 2006
Gregg Bush Reno, Nevada USA	Vice President, Operations	Vice President, Operations of the Company	Vice President – April 30, 2007
Lois-Ann L. Brodrick Edmonton, Alberta, Canada	Corporate Secretary	Business Consultant	Corporate Secretary - March 10, 2008
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating Committee.
(4)	Member of the Technical and Commercial Oversight Committee.

For further information on directors and committee of directors please refer to the Management Information Circular dated March 5, 2008 (available on SEDAR at www.sedar.com).

Each of these individuals has been engaged in the principal occupation set forth opposite his name during the past five years except for: Greg D. Smith, who, from March 2006 to October 2006 was the Manager, Risk of Goldcorp Inc., a mining company, and prior thereto was employed by KPMG LLP, Chartered Accountants, Vancouver BC in several positions, most recently as Manager, Mining Assurance Group; and Gregg Bush, who from January, 2006 to April, 2007 was General Manager of Barrick Gold’s Zaldivar Mine, and prior thereto was employed by Placer Dome

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in various positions, most recently as General Manager of the Zaldivar Mine prior to the acquisition of Placer Dome by Barrick Gold.

Shareholdings of Directors and Officers

To the best of the Company’s knowledge, as at March 25, 2008, directors and officers, as a group, beneficially owned, directly or indirectly, or exercised control over 954,500 common shares (not including common shares issuable upon the exercise of stock options) of the Corporation, representing 2% of the then outstanding common shares.

Conflicts of Interest

Other than as disclosed below, to the best of the Company’s knowledge, there are no existing or potential conflicts of interest between the Company and any director or officer of the Company, except that certain of the directors and officers serve as directors, officers, promoters and members of management of other public companies and, therefore, it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other companies. (See “Risk Factors – Conflicts of Interest”)

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (Ontario) and they will govern themselves in respect thereof to the best of their abilities in accordance with the obligations imposed upon them by law.

AUDIT COMMITTEE

The Audit Committee comprises Robert L. Leclerc, James M. Dawson and H. Leo King, all of whom, in the opinion of the directors, are independent and are financially literate.

Mr. Leclerc is a lawyer, and was the chief executive officer of a large law firm from 1993 to 1996. From 1997 to 2003 he was chief executive officer of a public company in the business of mining precious metals that was listed for trading in Canada and the USA. In those capacities he was ultimately responsible for the activity and authority of the chief financial officers who reported to him, and for the implementation and maintenance of internal control systems and for compliance with the required public reporting.

Mr. Dawson has been a professional geologist for over thirty years, and has been a director of public companies in the mineral resource industry for twenty years. Also, he has managed his own consulting geological firm for many years. In these capacities he has acquired knowledge and understanding of the financial issues and accounting principles that are relevant in assessing this Company’s financial disclosures and internal control systems.

Mr. King is a professional geologist and has twenty years of experience in senior executive positions within the base and precious metals mining industry. He is the president and a director of several public companies, and his responsibilities have included the operation of internal control systems and compliance with public financial disclosure requirements. In discharging these responsibilities Mr. King has acquired the requisite skill and knowledge in understanding the accounting principles, and their application, adopted by this Company in its financial disclosures.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the directors.

The Audit Committee meets with the President and Chief Executive Officer and the Chief Financial Officer of the Company, and the independent auditors, to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls as well as audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors the auditors to be appointed. In addition, this Committee reviews and

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recommends to the Board for approval the annual financial statements and the MD&A, reviews and approves the interim financial statements and MD&A, and undertakes other activities required by regulatory authorities.

The full text of the Audit Committee Charter is attached to this AIF as an Appendix.

The following table shows the aggregate fees billed to the Corporation by its external auditor in each of the last two years.

Audit Fees	2007	2006
Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual consolidated financial statements, review of quarterly consolidated financial statements and services provided for statutory and regulatory filings or engagements.	$284,162	$211,060
Tax fees
Tax compliance, taxation advice and tax planning for international operations	14,317	20,716
All other fees	-	-
	$298,479	$231,776

TRANSFER AGENT AND REGISTRAR

The Corporation’s Transfer Agent and Registrar for its common shares is Computershare Investor Services at its offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

With the exception of the credit agreement with Scotia Capital described elsewhere in this AIF, the Company is not a party to any contract outside the ordinary course of its business or on which it is substantially dependent. The Company believes that the credit agreement is one for which alternative financing was, and is, readily available at comparable terms.

INTERESTS OF MANAGEMENT AND EXPERTS

Mark H. Bailey, M.Sc., P.Geo., a director and President and Chief Officer of the Corporation is a “qualified person” as defined in NI 43-101. During 2007, several news releases were issued in which it was stated that he supervised the preparation of the technical information in those releases. Mr. Bailey expects to stand for re-election as a director when his term expires. He owns 729,500 common shares of the Corporation and 700,000 options to purchase common shares as at March 25, 2008.

On July 27, 2007 the Corporation filed an independent study by CAM entitled “Technical Report Dolores Gold-Silver Project, Chihuahua State, Mexico”. The principal authors of the report were Richard L. Nielsen, Ph.D, and Robert L. Sandefur, P.E., each of whom is an independent “qualified person” as defined in NI 43-101. The report is available on SEDAR at www.sedar.com and has been incorporated by reference in this AIF. To the best of the Corporation’s knowledge, none of CAM, Richard L. Nielsen, Ph.D, and Robert L. Sandefur, P.E., own any interest in the Corporation.

The Company has filed an independent study dated March 25, 2008 by Gustavson entitled “Technical Report for the Dolores Heap Leach Project in Mexico”, which is available on SEDAR at www.sedar.com. The principal authors of that report are William Crowl and Donald Hulse, each of whom is an independent “qualified person” as defined in NI 43-101. The report has been incorporated by reference in this AIF. To the best of the Corporation’s knowledge, neither Gustavson nor William Crowl, own any interest in the Corporation. Donald Hulse was previously employed by, and holds certain interests in, the Company and is not independent as defined by NI 43-101.

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ADDITIONAL INFORMATION

Additional information about the Company may be found on SEDAR at www.sedar.com

Further information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and options to purchase securities, if applicable, is contained in the Corporation’s Management Proxy Circular dated March 5, 2008 for the annual general meeting to be held on May 7, 2008. Additional financial information is provided in the Company’s comparative consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2007. All of these documents may be found on SEDAR at www.sedar.com.

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Appendix

to Annual Information Form dated March 25, 2008

MINEFINDERS CORPORATION LTD.

CHARTER OF THE AUDIT COMMITTEE

The number of members of the Committee will be at least three, none of whom are officers or employees of the Corporation or any of its affiliates or subsidiaries and all of whom are, in the view of the Board of Directors of the Corporation, free of any relationship that would interfere with the exercise of independent judgment. Qualification for committee membership shall, in addition, comply with applicable securities regulatory requirements.

The Committee shall:

(a)	recommend annually to the Board the independent auditors to be appointed by the shareholders of the Corporation and the compensation of the independent auditors;
(b)

review with the independent auditors the annual audit plan including, but not limited to, the scope of the work to be carried out by the independent auditors, any significant problems that the auditors are able to foresee, the impact on the financial statements and the Corporation of any new or proposed changes in accounting principles;

(c)

review the annual financial statements, including notes, with the independent auditors and recommend them to the Board for approval prior to release to the public or filing with securities regulatory authorities;

(d)	review the quarterly financial statements with the independent auditors prior to release to the public or filing with securities regulatory authorities;
(e)	review all Management Discussion and Analysis and earnings press releases before the Corporation publicly discloses this information;
(f)	report immediately to the Board any instances of fraud or misappropriation of assets that come to the attention of the Committee;
(g)

receive from the independent auditors a formal written statement delineating all relationships between the auditors and the Corporation, consistent with applicable accounting standards, and actively engage in a dialogue with the auditors with respect to any disclosed relationships or services that may have an impact on their objectivity and independence;

(h)	take, or recommend that the full Board take, appropriate action to oversee the independence of the auditors;
(i)

as to management of the Corporation generally: (i) ensure that an adequate internal control structure and procedures for financial reporting are established and maintained; (ii) periodically assess the effectiveness of such structures and procedures, as well as secure appropriate reports or attestations from the independent auditors in respect thereof; and (iii) review budgets and periodically assess actual spending compared with budgeted amounts;

(j)	be directly responsible for overseeing the work of the independent auditors, including the resolution of disagreements between management and the independent auditors regarding financial reporting;
(k)	pre-approve all non-audit services to be provided to the Corporation or its subsidiaries by the independent auditors;

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(l)

establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

(m)	undertake and perform such other duties as may be required of the Committee by applicable law or regulation.

In performing its functions and duties:

(aa)	the Committee shall meet at least quarterly with management and the independent auditors to discuss the accounts, records and financial position of the Corporation;
(bb)	the members of the Committee may inspect all the books and records of the Corporation;
(cc)	the Committee may, in its discretion and at the expense of the Corporation, engage financial and other advisors; and
(dd)	the Committee shall have the authority to communicate directly with the internal and independent auditors.

The Committee is responsible for the duties set forth in this charter but is not responsible for either the preparation of the financial statements or the auditing of the financial statements. Management has the responsibility for preparing the financial statements and the independent auditors have the responsibility for auditing the financial statements. The review of the financial statements by the Committee is not of the same quality as the audit performed by the independent auditors.

This charter was adopted by the Board of Directors of Minefinders Corporation Ltd. on April 1, 2003 and amended on November 10, 2005

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